                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
             Registration Statement Under the Securities Act of 1933

                       CENTENNIAL FIRST FINANCIAL SERVICES
             (Exact Name of Registrant as Specified in Its Charter)

         CALIFORNIA                       6021                 91-1995265
------------------------------  -------------------------   -------------------
       (State or Other              (Primary Standard       (I.R.S. Employer
Jurisdiction of Incorporation   Industrial Classification   Identification No.)
      or Organization)                Code Number)

     218 EAST STATE STREET, REDLANDS, CALIFORNIA 92373, (909) 798-3611
     -----------------------------------------------------------------
         (Address and Telephone Number of Principal Executive Offices)

                218 EAST STATE STREET, REDLANDS, CALIFORNIA 92373
                -------------------------------------------------
                    (Address of Principal Place of Business)

                       DOUGLAS C. SPENCER, PRESIDENT & CEO
       218 EAST STATE STREET, REDLANDS, CALIFORNIA 92373, (909) 798-3611
       -----------------------------------------------------------------
                (Name, Address and Telephone of Agent for Service)

                                    Copy to:
           Gary Steven Findley, Esq., Gary Steven Findley & Associates
      1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ X ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-------------------------.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-------------------------.

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Title of each Class                                Proposed Maximum   Proposed Maximum
of Securities to             Amount to be            Offering Price       Aggregate              Amount of
be Registered                Registered(1)             Per Unit        Offering Price(2)        Registration Fee
-----------------------------------------------------------------------------------------------------------------
Common stock(1)                753,469                  $14.50           $10,925,300             $3,037.24
(No Par Value)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of the Registrant's Common Stock to be issued in connection with the Merger described herein.

(2) Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee.

                            REDLANDS CENTENNIAL BANK


                                November 10, 1999

Dear Shareholder:

You are cordially invited to attend the Special Meeting of Shareholders of Redlands Centennial Bank, which will be held at 218 East State Street, Redlands, California on Wednesday, December 1, 1999 at 6:00 p.m. The purpose for this Special Meeting of Shareholders is for shareholders to vote on a Plan of Reorganization and Agreement of Merger dated September 24, 1999, which details the reorganization of Redlands Centennial. Following the reorganization, Redlands Centennial will become a wholly owned subsidiary of a new holding company, Centennial First Financial Services. In the reorganization, all of the shareholders of Redlands Centennial will become shareholders of Centennial. The reorganization is subject to certain conditions including shareholder and regulatory approvals.

Redlands Centennial is requesting your proxy to vote in favor of the plan of reorganization. As part of the reorganization, each share of Redlands Centennial common stock will be exchanged for one share of Centennial common stock. The Board of Directors of Redlands Centennial recommends that you vote for approval of the plan of reorganization. The plan of reorganization is attached as Exhibit A to the proxy statement/prospectus.

The proxy statement/prospectus contains information about Centennial and Redlands Centennial and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of Redlands Centennial's common stock must vote in favor in order to approve the plan of reorganization, so we urge you to cast your vote.

To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

                                        Sincerely,



                                        Douglas C. Spencer
                                        President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED EITHER THE REORGANIZATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE CENTENNIAL COMMON STOCK TO BE ISSUED IN THE REORGANIZATION, NOR HAVE THEY DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Date of this Proxy Statement/Prospectus is November 10, 1999

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                            REDLANDS CENTENNIAL BANK


TO:  THE SHAREHOLDERS OF
     REDLANDS CENTENNIAL BANK

Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, a Special Meeting of Shareholders of Redlands Centennial Bank will be held at 218 East State Street, Redlands, California on Wednesday, December 1, 1999, at 6:00 p.m., for the purpose of considering and voting upon a Plan of Reorganization and Agreement of Merger dated September 24, 1999. The plan of reorganization sets forth the terms of the reorganization of Redlands Centennial into a wholly-owned subsidiary of a newly formed holding company, Centennial First Financial Services. As a result, all shareholders of Redlands Centennial will receive for their shares of Redlands Centennial's common stock an equal number of shares of Centennial's common stock. These transactions are more fully described in the enclosed proxy statement/prospectus, and in the plan of reorganization which is attached as Exhibit A to the proxy statement/prospectus.

The Board of Directors has fixed the close of business on October 4, 1999 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

Since the affirmative vote of shareholders holding not less than a majority of the outstanding shares of Redlands Centennial's common stock is required to ratify and confirm the plan of reorganization, it is essential that all shareholders vote. You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

                                              By Order of the Board of Directors




Dated:  November 10, 1999                      --------------------------------
                                              Sally Flanders, Secretary

                   PROXY STATEMENT OF REDLANDS CENTENNIAL BANK
                PROSPECTUS OF CENTENNIAL FIRST FINANCIAL SERVICES

Redlands Centennial is providing this Proxy Statement of Redlands Centennial Bank and Prospectus of Centennial First Financial Services to shareholders of Redlands Centennial Bank in connection with the Special Meeting of Shareholders of Redlands Centennial to be held at 218 East State Street, Redlands, California on December 1, 1999 at 6:00 p.m.

Shareholders of Redlands Centennial will vote upon a proposal to approve the principal terms of the Plan of Reorganization and Agreement of Merger dated September 24, 1999. Under the plan of reorganization, shareholders of Redlands Centennial will receive shares of Centennial First Financial Services common stock for their shares of Redlands Centennial's common stock. After the reorganization, Redlands Centennial will be the sole wholly-owned subsidiary of Centennial, and shareholders of Redlands Centennial immediately before the reorganization will maintain their proportional interest in Centennial immediately after the reorganization.

You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither Redlands Centennial nor Centennial has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated November 10, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any dat other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Centennial in the reorganization shall create any implication to the contrary.

                           PROXY STATEMENT/PROSPECTUS

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                               ------
Summary of Proxy Statement/Prospectus.............................................................................1

Introduction......................................................................................................3

Revocability of Proxies...........................................................................................3

Persons Making The Solicitation...................................................................................3

Voting Securities.................................................................................................4

Shareholdings of Certain Beneficial Owners And Management.........................................................4

Bank Holding Company Reorganization And Merger
 Between Redlands Centennial And RCB..............................................................................5
         General  ................................................................................................5
         Recommendation of Directors..............................................................................6
         Reasons for the Reorganization: Benefits of the Use of Holding
           Company Form to the Shareholders of Redlands Centennial................................................6
         Description of the Reorganization and Merger
           between Redlands Centennial and RCB....................................................................6
         Ratification and Approval of the plan of reorganization:  Effective Date.................................8
         Federal Income Tax Consequences..........................................................................8
         Comparison of Redlands Centennial and Centennial:  Analysis of Corporate Structures......................9
         Authorized and Outstanding Stock........................................................................10
         Voting Rights...........................................................................................10
         Dividend Rights.........................................................................................11
         Assessment of Shares....................................................................................12
         Liquidation Rights......................................................................................12
         Preemptive Rights.......................................................................................12
         Directors...............................................................................................12
         Rights of Dissenting Shareholders of Redlands Centennial................................................12
         Corporate Operation and Management .....................................................................13

Operations Under Centennial......................................................................................13
         Organization............................................................................................13
         Management and Directors of Centennial..................................................................13
         Supervision and Regulation of Centennial................................................................14
         Indemnification of Centennial's
         Directors and Officers .................................................................................15

                                                 TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                               ------
RCB Merger Company...............................................................................................16
         General Background......................................................................................16
         Initial Capitalization..................................................................................16

Redlands Centennial..............................................................................................17
         General  ...............................................................................................17
         Banking Services........................................................................................18
         Competition.............................................................................................18
         Premises ...............................................................................................19
         Legal Proceedings.......................................................................................19
         Supervision and Regulation of Redlands Centennial.......................................................19
         Capital Ratios .........................................................................................22
         Year 2000 Issues .......................................................................................22

Selected Financial Information...................................................................................23

Price Range of Redlands Centennial's Common Stock................................................................23

Dividends........................................................................................................24

Unaudited Pro Forma Capitalization ..............................................................................24

Book Value of Redlands Centennial's Common Stock ................................................................25

Financial Statements And Related Matters.........................................................................26

Management of Redlands Centennial ...............................................................................26
         Directors and Executive Officer ........................................................................26
         Executive Compensation..................................................................................28
         Employment Agreements...................................................................................30
         Compensation of Directors...............................................................................32

Legal Matters....................................................................................................32


Exhibit A:     Plan of Reorganization and Agreement of Merger....................................................A-1

Redlands Centennial Bank Financial Report .......................................................................F-1

                      SUMMARY OF PROXY STATEMENT/PROSPECTUS

This Summary is qualified in its entirety by the more detailed information appearing elsewhere herein.

Redlands Centennial incorporated Centennial under California law for the purpose of becoming the holding company for Redlands Centennial. Upon completion of the reorganization as described in the Plan of Reorganization and Agreement of Merger dated September 24, 1999, attached hereto as Exhibit A, the business activities of Centennial will initially consist solely of the operation of Redlands Centennial as a wholly-owned bank subsidiary. It is possible that in the future Centennial may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

After the reorganization, Redlands Centennial will continue its current business and operations as a California state-chartered bank under its current existing name. The existing charter and bylaws of Redlands Centennial will not be substantially affected by the reorganization. See "Bank Holding Company Reorganization And Merger Between Redlands Centennial And RCB."

The principal executive offices of Redlands Centennial and Centennial are located at 218 East State Street, Redlands, California 92373, and the telephone number is (909)798-3611.

Description of The                          Centennial will become the holding company for Redlands
 Reorganization                             Centennial pursuant to the plan of reorganization.  Under the plan of reorganization Redlands Centennial organized RCB as a wholly-owned subsidiary of Centennial. Redlands Centennial will be merged with and into RCB with Redlands Centennial as the surviving corporation. The shareholders of Redlands Centennial will receive shares of Centennial's common stock on a one-for-one basis for their shares of Redlands Centennial's common stock. The shareholders of
                                            Redlands Centennial will thus become the sole shareholders of Centennial in its form as the holding company for Redlands Centennial. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See "Bank Holding Company Reorganization And
                                            Merger Between Redlands Centennial And RCB - Description of the
                                            Reorganization and Merger between Redlands Centennial and RCB."

Reasons For The                             The reorganization will provide greater flexibility for
 Reorganization                             operations and future expansion.  See "Bank Holding
                                            Company Reorganization And Merger Between Redlands
                                            Centennial And RCB -- Reasons for the Reorganization:
                                            Benefits of the Use of Holding Company Form to the
                                            Shareholders of Redlands Centennial."


                                                         1


Tax Consequences of                         The plan of reorganization is structured to qualify the
 The Reorganization                         reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of
                                            Redlands Centennial upon the exchange of their shares of Redlands
                                            Centennial's common stock for shares of Centennial's common stock.

Market For                                  It is not anticipated that the Centennial common stock
 Centennial Stock                           received by Redlands Centennial's shareholders in the
                                            reorganization will be listed on any exchange nor will
                                            Centennial's common stock be more marketable than
                                            Redlands Centennial's common stock.  See "Price Range of
                                            Redlands Centennial's Common Stock."

Management of                               The directors of Centennial are, and will be, three of the
 Centennial                                 current directors of Redlands Centennial.  The executive
                                            officers of Centennial will be the current executive officers of Redlands Centennial.  See "Management of Redlands
                                            Centennial."

Regulation of                               Centennial will be subject to the regulation of the Board of
 Centennial                                 Governors of the Federal Reserve System under the Bank
                                            Holding Company Act of 1956, as amended.  See
                                            "Operations Under Centennial -- Supervision and Regulation
                                            of Centennnial."

Voting Rights of                            Each shareholder of Redlands Centennial will be entitled to
 Shareholders                               cast one vote for each share of common stock held of record as of the close of business on October 4, 1999 in voting on the plan of reorganization. Directors and executive officers of Redlands
                                            Centennial own, in the aggregate, approximately 24.4% of Redlands
                                            Centennial's common stock entitled to vote on the plan of reorganization.

Shareholder Vote                            Approval of the plan of reorganization requires the
 Required For Approval                      affirmative vote of a majority of the outstanding shares of
                                            Redlands Centennial's common stock.

Dissenters' Rights                          California state law does not provide for the exercise of
                                            dissenter's rights in this transaction.


OTHER INFORMATION CONCERNING THE MEETING


Time And Place                              The meeting will be held at 218 East State Street, Redlands,
Of Meeting                                  California on December 1, 1999 at 6:00 p.m.


                                                         2


Additional                                  For additional information, you may telephone Douglas C.
Information                                 Spencer, President of Redlands Centennial, at (909) 798-
                                            3611.

                                  INTRODUCTION

Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the special meeting of Redlands Centennial, to be held at 218 East State Street, Redlands, California on December 1, 1999 at 6:00 p.m., and at any and all adjournments thereof.

It is expected that Redlands Centennial will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about November 10, 1999.

At the meeting, the shareholders will consider and vote on approval of the plan of reorganization. Under the plan of reorganization, Redlands Centennial will become a wholly-owned subsidiary of the newly formed holding company, Centennial, as a result of which shareholders of Redlands Centennial will receive on a one-for-one basis shares of the Centennial's common stock for their shares of Redlands Centennial's common stock. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization attached as Exhibit A.


                             REVOCABILITY OF PROXIES

A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Redlands Centennial an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Redlands Centennial is Sally Flanders, and any revocation should be filed with her at Redlands Centennial Bank, 218 East State Street, Redlands, California 92373. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. IF NO INSTRUCTION IS SPECIFIED WITH REGARD TO THE MATTER TO BE ACTED UPON, THE PROXYHOLDERS WILL VOTE THE SHARES REPRESENTED BY THE PROXY "FOR" APPROVAL OF THE PRINCIPAL TERMS OF THE PLAN OF REORGANIZATION. IF ANY OTHER MATTER IS PRESENTED AT THE MEETING, THE PROXYHOLDERS WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT.


                         PERSONS MAKING THE SOLICITATION

The Board of Directors of Redlands Centennial are soliciting these proxies. Redlands Centennial will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. Redlands Centennial contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Redlands Centennial may solicit proxies personally or by telephone, without receiving special compensation therefor. Although there is no formal agreement to do so, Redlands Centennial may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Redlands Centennial may utilize the services of individuals or companies not regularly employed by Redlands Centennial in connection with the solicitation of proxies, if management of Redlands Centennial determines that this is advisable.


                                VOTING SECURITIES

On October 4, 1999, which management has fixed as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting, 672,284 shares of Redlands Centennial's common were issued and outstanding. Each holder of Redlands Centennial's common stock will be entitled to one vote for each share of Redlands Centennial's common stock held of record on the books of Redlands Centennial as of the record date. The holders of not less than a majority of the outstanding shares of Redlands Centennial's common stock must vote in favor in order to approve the plan of reorganization.


            SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Management of Redlands Centennial knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of Redlands Centennial's common stock, except as set forth in the table below. The following table sets forth, as of October 4, 1999, the number and percentage of shares of Redlands Centennial's outstanding common stock beneficially owned, directly or indirectly, by each of Redlands Centennial's directors, named officers and principal shareholders and by the directors and executive officers of Redlands Centennial as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of October 4, 1999. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may result in a change of control of Redlands Centennial other than the proposed reorganization.

                                                  Amount and Nature of
      Beneficial Owner                            Beneficial Ownership            Percent of Class
-----------------------------------            ---------------------------       ------------------
DIRECTORS AND NAMED OFFICERS:
Bruce J. Bartells                                         14,812(1)                      2.2
Carole H. Beswick                                         16,576(1)                      2.4
James C. Coffin                                           15,337(2)                      2.3
Irving M. Feldkamp, III, DDS                              13,351                         2.0
Stephen L. Guggisberg                                      2,379(3)                      0.4
Larry Jacinto                                             30,587                         4.5

                                                         4


                                                  Amount and Nature of
      Beneficial Owner                            Beneficial Ownership            Percent of Class
-----------------------------------            ---------------------------       ------------------
Ronald J. Jeffrey                                         22,131(4)                      3.3
William A. McCalmon                                       14,820(5)                      2.2
Patrick J. Meyer                                          28,396(1)                      4.2
William J. Solberg                                        10,872(1)                      1.6
Douglas C. Spencer                                        27,267(6)                      4.0
Douglas F. Welebir                                        24,354(1)                      3.4

All Directors and Executive Officers
as a Group (14 in all)                                   244,924(7)                     32.5

PRINCIPAL SHAREHOLDER:
Vaughn Bryan                                              39,970                         5.9


------------------

(1) The amount includes 7,689 shares acquirable by exercise of stock options.
(2) The amount includes 1,337 shares acquirable by exercise of stock options.
(3) The amount includes 949 shares acquirable by exercise of stock options.
(4) The amount includes 4,513 shares acquirable by exercise of stock options.
(5) The amount includes 4,689 shares acquirable by exercise of stock options.
(6) The amount includes 10,700 shares acquirable by exercise of stock options.
(7) The amount includes 81,185 shares acquirable by exercise of stock options.

                 BANK HOLDING COMPANY REORGANIZATION AND MERGER
                       BETWEEN REDLANDS CENTENNIAL AND RCB

GENERAL

Redlands Centennial is asking its shareholders to consider and approve the plan of reorganization. Under the plan of reorganization, the business of Redlands Centennial will be conducted as a wholly-owned subsidiary of Centennial. If the plan of reorganization is approved, the current shareholders of Redlands Centennial will exchange their shares of Redlands Centennial's common stock for shares of Centennial's common stock on a one-for-one basis. For accounting purposes, the transaction will be accounted for in a manner similar to that of a pooling of interests whereby the assets and liabilities of the combining banks will be combined at their recorded amounts.

The Board of Directors of Redlands Centennial approved the plan of reorganization on August 27, 1999, and directed that the plan of reorganization be submitted to the shareholders of Redlands Centennial. The Board of Directors of Redlands Centennial recommends that the shareholders approve the plan of reorganization.

The detailed terms and conditions of the reorganization are set forth in the plan of reorganization attached to this proxy statement/prospectus as Exhibit
A. The statements made in this proxy statement/prospectus regarding the plan of reorganization are qualified in their entirety by the more detailed information appearing in the plan.

RECOMMENDATION OF DIRECTORS

THE BOARD OF DIRECTORS OF REDLANDS CENTENNIAL HAS APPROVED THE TERMS AND CONDITIONS OF THE PLAN OF REORGANIZATION. THE BOARD OF DIRECTORS OF REDLANDS CENTENNIAL FURTHERMORE RECOMMENDS THAT THE SHAREHOLDERS OF REDLANDS CENTENNIAL APPROVE THE PLAN OF REORGANIZATION.

REASONS FOR THE REORGANIZATION: BENEFITS OF THE USE OF HOLDING COMPANY FORM TO THE SHAREHOLDERS OF REDLANDS CENTENNIAL

As stated above, the Board of Directors of Redlands Centennial has approved the plan of reorganization and believes that the reorganization is in the best interests of Redlands Centennial and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization.

Management and the Board of Directors of Redlands Centennial believe that the formation of a bank holding company, under which Redlands Centennial will operate, will result in a more flexible entity for operations and growth.

Management expects that Centennial will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into Redlands Centennial. Neither Redlands Centennial nor Centennial are currently considering any acquisitions.

The bank holding company structure will also provide a framework for restructuring certain of Redlands Centennial's existing departments or subsidiaries into separate operating subsidiaries of Centennial, although no plans for restructuring are being considered at this time.

Many major banking institutions in the United States and in California have reorganized into bank holding companies and Redlands Centennial's Board of Directors believes that the reorganization is desirable for Redlands Centennial to maintain and enhance its competitive position.

DESCRIPTION OF THE REORGANIZATION AND MERGER
BETWEEN REDLANDS CENTENNIAL AND RCB

At the direction of the Board of Directors of Redlands Centennial, management incorporated Centennial for the purpose of becoming a bank holding company under the laws of the State of California. RCB, which is wholly-owned by Centennial, was also organized as a California corporation. The reorganization will be accomplished by merging Redlands Centennial with RCB pursuant to the terms of the plan of reorganization. Upon completion of the reorganization, Redlands Centennial will be the surviving entity and the name will remain Redlands Centennial Bank. Upon the effective date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization shall be converted as follows:

1. Each share of Redlands Centennial's outstanding common stock shall be converted into an equal number of shares of Centennial's common stock. Shareholders of Redlands Centennial will be entitled to exchange their present share certificates for new certificates evidencing shares of Centennial's common stock. Until so exchanged, the certificates for shares of Redlands Centennial's common stock after the reorganization shall be deemed to represent shares of Centennial's common stock. Options to purchase shares of Redlands Centennial's common stock shall be assumed by Centennial with the same terms and conditions and for the same number of shares of Centennial's common stock.

2. The shares of common stock of RCB outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by Centennial.

3. The shareholders of Redlands Centennial will become shareholders of Centennial. There are no anticipated changes in Redlands Centennial's shareholders' relative equity ownership interest in Redlands Centennial's assets. As shareholders of the Centennial, Redlands Centennial's shareholders will have essentially the same rights to govern that corporation's activities as they have with respect to Redlands Centennial. However, as shareholders of Centennial, they will not be entitled to vote on matters requiring the approval of Redlands Centennial's shareholders as Centennial will own 100 percent of Redlands Centennial. Shareholders of Centennial will be entitled to vote on those matters affecting Centennial. A discussion of those rights is contained in the section entitled, "Bank Holding Company Reorganization And Merger Between Redlands Centennial and RCB -- Comparison of Redlands Centennial and Centennial: Analysis of Corporate Structures."

4. Centennial will adopt the Redlands Centennial Bank 1990 Stock Option Plan which will automatically, and without further action on the part of the shareholders, become the stock option plan of Centennial. All options previously granted will become an equal number of options to purchase shares of Centennial instead of shares of Redlands Centennial. The Board of Directors of Centennial may grant further options to purchase Centennial common stock thereunder, in accordance with the terms of the stock option plan.

Upon the completion of the reorganization, the existing directors of Redlands Centennial will serve as the directors of the surviving bank. The surviving bank will operate under the charter of Redlands Centennial. The following 12 persons who currently serve as directors of Redlands Centennial, are expected to serve as directors of the surviving bank after the reorganization:

            Bruce J. Bartells                           Ronald J. Jeffrey
            Carole H. Beswick                           William A. McCalmon
            James C. Coffin                             Patrick J. Meyer
            Irving M. Feldkamp, III, DDS                William J. Solberg
            Stephen L. Guggisberg                       Douglas C. Spencer
            Larry Jacinto                               Douglas F. Welebir

RATIFICATION AND APPROVAL OF THE PLAN OF REORGANIZATION:  EFFECTIVE DATE

Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, FDIC and the California Department of Financial Institutions. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Redlands Centennial reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization. It is presently contemplated that the effective date of the reorganization will be in the fourth quarter of 1999.

Completion of the reorganization between Redlands Centennial and RCB is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Redlands Centennial's shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of Redlands Centennial's common stock is obtained. The directors of Redlands Centennial, RCB and Centennial have approved the plan of reorganization. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Redlands Centennial reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

If the shareholders of Redlands Centennial should fail to approve the plan of reorganization, or if the transaction is otherwise terminated as provided above, then the business of Redlands Centennial shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization.

It is estimated at this time that the total expenses of the reorganization are approximately $20,000.00, and these expenses will be borne appropriately by the respective parties.

Should the plan of reorganization be terminated or canceled for any of the reasons set forth above or in the attached plan, such termination or cancellation will not result in any liability on the part of Redlands Centennial, Centennial, or any of their respective directors, officers, employees, agents or shareholders.

FEDERAL INCOME TAX CONSEQUENCES

The plan of reorganization has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of Redlands Centennial has reserved the right and intends to terminate the plan of reorganization unless satisfactory rulings regarding the nontaxability of the proposed transaction are received from the Internal Revenue Service, or Redlands Centennial is otherwise satisfied by its accountants regarding the nontaxability of the reorganization.

If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

1. No gain or loss will be recognized by Redlands Centennial or any of the other parties to the reorganization as a result of the reorganization.

2. No gain or loss will be recognized by the shareholders of Redlands Centennial upon the exchange of their shares of Redlands Centennial's common stock solely for shares of Centennial's common stock.

3. The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

4. The basis of the shares of Centennial's common stock to be received by shareholders of Redlands Centennial will be the same as the basis of the shares of Redlands Centennial's common stock surrendered in exchange therefor.

5. The holding period of the shares of Centennial's common stock to be received by shareholders of Redlands Centennial will include the holding period of the shares of Redlands Centennial's common stock surrendered in exchange therefor, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder or prospective shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

COMPARISON OF REDLANDS CENTENNIAL AND CENTENNIAL:  ANALYSIS OF CORPORATE
STRUCTURES

The following chart constitutes a summarization of a comparison between Redlands Centennial and Centennial. Reference should be made to the detailed explanations included in this proxy statement/prospectus, and this summary is qualified in its entirety by said detailed explanations.

                                          Redlands Centennial                         Centennial
         Item                                   Stock                                    Stock
--------------------------        ------------------------------------      --------------------------------------
Authorized and                    10,000,000 shares of common               10,000,000 shares of common
Outstanding                       stock, no par value, with 672,284         stock, no par value; total shares to
                                  shares outstanding as of October          be outstanding immediately prior
                                  4, 1999.                                  to the reorganization is 100.

Voting Rights                     One vote per share with                   One vote per share with
                                  cumulative voting in the election         cumulative voting in the election
                                  of directors if the requirements          of directors if the requirements
                                  for cumulative voting are                 for cumulative voting are
                                  satisfied.                                satisfied.


                                                         9


                                          Redlands Centennial                         Centennial
         Item                                   Stock                                    Stock
--------------------------        ------------------------------------      --------------------------------------
Dividend Rights                   As declared by the Board of               As declared by the Board of
                                  Directors subject to the laws in          Directors subject to the laws in
                                  the California Banking Law and            the California General
                                  applicable federal law.                   Corporation Law and applicable
                                                                            federal law.

Assessment                        Nonassessable.                            Nonassessable.

Liquidation Rights                Pro rata after payment of debts.          Pro rata after payment of debts.

Redemption                        Redlands Centennial may                   Centennial may redeem its shares
                                  redeem its shares under                   under restrictive conditions of the
                                  restrictive conditions of the             California General Corporation
                                  California Financial Code.                Law.

Preemptive Rights                 None.                                     None.

Number of Directors               Fixed in accordance with the              Fixed in accordance with the
                                  Bylaws.                                   Bylaws.

AUTHORIZED AND OUTSTANDING STOCK

Redlands Centennial currently has an authorized capitalization of 10,000,000 shares of common stock, no par value. Of these authorized capital shares, 672,284 shares of Redlands Centennial's common stock were issued and outstanding as of October 4, 1999, and 198,723 shares of Redlands Centennial's common stock were reserved for issuance upon exercise of options pursuant to Redlands Centennial's 1990 Stock Option Plan.

Centennial has an authorized capitalization of 10,000,000 shares of common stock, no par value. Of these authorized capital shares, 100 shares of Centennial's common stock were issued and outstanding as of October 4, 1999.

VOTING RIGHTS

All voting rights are vested in the holders of common stock of Redlands Centennial and Centennial, each share being entitled to one vote, except with respect to the election of directors, as described below.

For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of Redlands Centennial now have cumulative voting rights, and the shareholders of Centennial will have the same voting rights, as described above.

DIVIDEND RIGHTS

Holders of Redlands Centennial common stock are entitled to dividends legally available therefor, when and as declared by Redlands Centennial's Board of Directors. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

-      the retained earnings, or

- the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

However, a bank may, with the approval of the Commissioner of Financial Institutions, make a distribution to its shareholders in an amount not exceeding the greatest of

-      the retained earnings of the bank,

-      the net income of the bank for its last fiscal year, or

-      the net income of the bank for its current fiscal year.

If the Commissioner of Financial Institutions finds that the shareholders' equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner of Financial Institutions may order the bank not to pay any dividend to the shareholders.

In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of Redlands Centennial and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

The shareholders of Centennial will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests, as set forth in the Law. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities. In certain circumstances, Centennial may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of Centennial.

ASSESSMENT OF SHARES

Shares of Redlands Centennial are not subject to assessment and shares of Centennial also will not be subject to assessment.

LIQUIDATION RIGHTS

The holders of Redlands Centennial common stock are entitled to share equally in Redlands Centennial's assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of Centennial common stock will have a pro rata right to participate in the Centennial's assets legally available for distribution in the event of liquidation or dissolution.

PREEMPTIVE RIGHTS

The holders of Redlands Centennial's common stock do not have preemptive rights to subscribe to any additional shares of Redlands Centennial's common stock being issued. The holders of Centennial's common stock also do not have preemptive rights to subscribe to any additional shares of Centennial's common stock being issued. Therefore, shares of Centennial's common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Centennial's Board of Directors, and such other securities may have rights that are senior to those of the shares of Centennial's common stock.

DIRECTORS

Redlands Centennial's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 8 to 15 with certain limitations, and Centennial's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 3 to 5. There are no current plans to change the size of Centennial's Board of Directors from 3.

RIGHTS OF DISSENTING SHAREHOLDERS OF REDLANDS CENTENNIAL

California state law does not provide for exercise of dissenters' rights in the context of the reorganization.

CORPORATE OPERATION AND MANAGEMENT

The Articles of Incorporation and Bylaws of Redlands Centennial and of Centennial are substantially similar in all material provisions, except with respect to provisions in Redlands Centennial's Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.


                           OPERATIONS UNDER CENTENNIAL

ORGANIZATION

Centennial was organized and incorporated under the laws of the State of California on August 6, 1999, at the direction of the Board of Directors of Redlands Centennial for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Redlands Centennial. The principal location of Centennial and its operations will be at the head office of Redlands Centennial located at 218 East State Street, Redlands, California 92373.

In order to effect the reorganization and to initially capitalize Centennial, two directors of Centennial, Mr. Meyers and Mr. Spencer, each loaned $5,000 to Centennial. In addition, Mr. Spencer has purchased 100 shares of the common stock of Centennial at an aggregate purchase price of $150 for an aggregate capitalization of $10,150. Upon the completion of the reorganization, the loans will be repaid and the 100 shares of Centennial's common stock will be repurchased and canceled by Centennial for the sum of $150. Presently, 100 shares of Centennial's common stock are outstanding, and Centennial will have no additional stock issued until after the shareholders of Redlands Centennial have approved the plan of reorganization.

MANAGEMENT AND DIRECTORS OF CENTENNIAL

The present Board of Directors of Centennial is composed of three directors, and consists of the following individuals:

                  Bruce J. Bartells
                  Patrick J. Meyer
                  Douglas C. Spencer

Upon completion of the reorganization, the business of Redlands Centennial will be conducted as a subsidiary of Centennial, and will be carried on with the same officers, personnel, property and name as before the transaction. Centennial will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of Redlands Centennial.

The following directors and officers of Redlands Centennial have agreed to serve as the initial directors and officers of Centennial:


       Name                Position with Redlands Centennial                 Position with Centennial
---------------------      ---------------------------------           ------------------------------------
Patrick J. Meyer           Chairman of the Board                       Chairman of the Board
Bruce Bartells             Vice Chairman & Director                    Vice Chairman & Director
Douglas C. Spencer         President, Chief Executive                  President, Chief Executive Officer
                           Officer and Director                        and Director
Roy D. Lewis               Executive Vice President. &                 Executive Vice President &
                           Chief Credit Officer                        Chief Credit Officer
Beth Sanders               Executive Vice President &                  Executive Vice President &
                           Chief Financial Officer                     Chief Financial Officer
Sally Flanders             Corporate Secretary                         Corporate Secretary

The business of Redlands Centennial will be carried on after the reorganization, with the same officers, employees and properties, and the Centennial directors shall serve until their successors have been duly elected and qualified at Centennial's next Annual Meeting of Shareholders.

SUPERVISION AND REGULATION OF CENTENNIAL

Upon completion of the reorganization, Centennial will become a bank holding company within the meaning of the Band Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve. A notice application for prior approval to become a bank holding company has previously been filed by Centennial with the Federal Reserve pursuant to the Bank Holding Company Act.

As a bank holding company, Centennial will be required to register with the Federal Reserve within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve may require pursuant to the Bank Holding Company Act. The Federal Reserve also has the authority to examine Centennial and each of its respective subsidiaries, as well as any arrangements between Centennial and any of its respective subsidiaries, with the cost of any such examination to be borne by Centennial.

In the future, Centennial will be required to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Centennial would own or control more than 5 percent of the voting shares of such bank.

A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Redlands Centennial will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Centennial, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Centennial and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

Centennial and any subsidiaries which it may acquire or organize after the Reorganization will be deemed affiliates of Redlands Centennial within the meaning of the Federal Reserve Act. Pursuant thereto, loans by Redlands Centennial to affiliates, investments by Redlands Centennial in affiliates' stock, and taking affiliates' stock by Redlands Centennial as collateral for loans to any borrower will be limited to 10 percent of Redlands Centennial's capital, in the case of each affiliate, and 20 percent of Redlands Centennial's capital, in the case of all affiliates. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve. Most of these activities are now permitted for national banks. There has been litigation challenging the validity of certain activities authorized by the Federal Reserve for bank holding companies, and the Federal Reserve has various regulations in this regard still under consideration. The future scope of permitted activities is uncertain.

Although Centennial has no present plans, agreements or arrangements to engage in any nonbanking activities, Centennial may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve.

Directors, executive officers, and principal shareholders of Centennial will be subject to restrictions on the sale of their Centennial stock under Rule 144 as promulgated under the Securities Act. ALSO, THE SEC RULES PROVIDE THAT DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS OF CENTENNIAL CANNOT SELL THEIR SHARES OF CENTENNIAL'S COMMON STOCK UNTIL 30 DAYS HAVE ELAPSED SINCE THE POST-REORGANIZATION RESULTS HAVE BEEN SENT TO CENTENNIAL'S SHAREHOLDERS.

INDEMNIFICATION OF CENTENNIAL'S
DIRECTORS AND OFFICERS

Centennial's Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law.

The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

The Bylaws provide that Centennial WILL indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that Centennial may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Centennial would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Centennial pursuant to the foregoing, Centennial has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                               RCB MERGER COMPANY

GENERAL BACKGROUND

At the direction of the Board of Directors of Redlands Centennial, RCB was incorporated on August 6, 1999. It was organized to facilitate the reorganization. On the effective date of the reorganization, Redlands Centennial will merge with and into RCB, with Redlands Centennial as the surviving entity.

INITIAL CAPITALIZATION

RCB was initially capitalized through the purchase of 100 shares of its common stock by Centennial for an aggregate sum of $100.00. The 100 shares of capital stock of RCB issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Centennial for 100 shares of Redlands Centennial common stock. RCB will disappear and all of the outstanding shares of Redlands Centennial common stock will be owned by Centennial.

                               REDLANDS CENTENNIAL

GENERAL

Redlands Centennial was incorporated under the laws of the State of California on March 27, 1990, and was licensed by the Commissioner of Financial Institutions and commenced operations as a California state-chartered bank on August 1, 1990. Redlands Centennial is engaged in substantially all of the business operations customarily conducted by independent commercial banks in California. Redlands Centennial provides a wide range of commercial banking services primarily for small and medium-sized businesses. Services include those traditionally offered by commercial banks, such as checking, interest-bearing checking ("NOW") and savings accounts, Money Market Deposit Accounts and time certificates, commercial, real estate, construction, Small Business Administration, personal, home improvement, automobile and other installment and term loans and account receivable loans, travelers' checks, safe deposit boxes and telephone transfers; however, Redlands Centennial places special emphasis on services tailored to meet the needs of the professional and business market. Redlands Centennial does not have a trust department.

As of June 30, 1999, Redlands Centennial employed 33 full-time and 8 part-time employees.

As of December 31, 1998, Redlands Centennial had total assets of $69 million of which $41 million were loans, exclusive of loan loss reserves. Redlands Centennial also had $63 million in interest-bearing and noninterest-bearing deposits. Total capital of Redlands Centennial as of December 31, 1998 was $5.818 million. In addition, the allowance for loan losses for the same period was $433,000.

The three general areas in which Redlands Centennial has directed virtually all of its lending activities are real estate loans, commercial loans and consumer loans. As of December 31, 1998, these three categories accounted for approximately 42, 39 and 19 percent, respectively, of Redlands Centennial's loan portfolio.

Redlands Centennial's deposits are attracted primarily from commercial enterprises and individuals.

As of December 31, 1998, Redlands Centennial had approximately $16 million in demand deposits, $10 million in interest-bearing demand deposits, $18 million in savings deposits, and $19 million in total time deposits; as compared with approximately $19 million in demand deposits, $11 million in interest-bearing demand deposits, $19 million in savings deposits, and $20 million in total time deposits as of June 30, 1999.

The principal sources of Redlands Centennial's income are interest, fees and other charges from Redlands Centennial's loan portfolio, interest income on Redlands Centennial's investments, and account service charges to Redlands Centennial's depositors and other fee and noninterest income. For the year ended December 31, 1998, these sources comprised approximately 65, 19 and 16 percent, respectively, of Redlands Centennial's total income for said period; and, 60, 26 and 14 percent, respectively, of Redlands Centennial's total income in 1997.

BANKING SERVICES

Redlands Centennial is a locally owned and operated bank, and its primary service area is Southern California's Inland Empire. Redlands Centennial's primary business is servicing the banking needs of these communities and its marketing strategy stresses its local ownership and commitment to serve the banking needs of local businesses, including retail, professional and real estate-related activities in Redlands Centennial's primary service areas and individuals living and working in those service areas.

Redlands Centennial offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. Redlands Centennial provides a full line of consumer services and also offers specialized services, such as courier services and appointment banking to small businesses, middle market companies and professional firms. Redlands Centennial offers personal and business checking and savings accounts (including individual interest-bearing negotiable orders of withdrawal ("NOW") and money market accounts), IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. Redlands Centennial also makes available commercial, construction, accounts receivable, automobile, home improvement, real estate, commercial real estate, single family mortgage, Small Business Administration and installment loans (as well as overdraft protection lines of credit), issues credit cards, sells travelers' checks (issued by an independent entity), offers ATM's tied in with major statewide and national networks and offers other customary commercial banking services. Other special services and products include business checking products and mortgage products and services.

Most of Redlands Centennial's deposits are obtained from commercial businesses, professionals and individuals. At December 31, 1998, Redlands Centennial had a total of 4,242 accounts, consisting of demand deposit accounts with an average balance of approximately $7,285; savings, NOW and money market accounts with an average balance of approximately $15,359; time certificates of $100,000 or more with an average balance of approximately $207,876; and other time deposits with an average balance of approximately $33,339. There is no concentration of deposits or any customer with 5% or more of Redlands Centennial's deposits.


COMPETITION

The banking business in Redlands Centennial's service area is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major insured depository institutions which have many offices operating over wide geographic areas. Redlands Centennial is one of many insured depository institutions located in Redlands Centennial's service area. Among the advantages which major insured depository institutions have over Redlands Centennial are their ability to finance extensive advertising campaigns, allocate their investment assets to regions of highest yield and demand, offer certain services (such as trust and international banking services) which are not offered directly by Redlands Centennial, and offer loans with substantially higher lending limits than Redlands Centennial.

Redlands Centennial's market share of all bank deposits in the City of Redlands was approximately 14.13% as of June 30, 1998. Redlands Centennial competes with major financial institutions including Bank of America and Wells Fargo Bank, N.A. Its major community bank competitor is Community Bank.

In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

In order to compete with the other financial institutions in its principal marketing area, Redlands Centennial relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its community.

PREMISES

Redlands Centennial owns the real property located at 218 East State Street, Redlands, California. The building situated on the property consists of 8,500 square feet and houses the executive and head offices of Redlands Centennial. Redlands Centennial also leases 1,100 square feet of space at 200 W. Santa Ana Blvd., Santa Ana, California as an office providing Small Business Administration lending. The current lease term on that property runs until January 8, 2001 and the monthly rental is $1,705.

LEGAL PROCEEDINGS

There are no legal proceedings other than ordinary routine litigation incidental to Redlands Centennial's business pending against Redlands Centennial to which Redlands Centennial is a party or of which any of its property is subject.

SUPERVISION AND REGULATION OF REDLANDS CENTENNIAL

GENERAL: Redlands Centennial, as a California state-chartered bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Commissioner of Financial Institutions and the FDIC. While Redlands Centennial is not a member of the Federal Reserve System, it is nevertheless subject to applicable provisions of the Federal Reserve Act and regulations issued pursuant thereto. The regulations of these various agencies govern most aspects of Redlands Centennial's business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, Redlands Centennial's business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

IMPACT OF MONETARY POLICIES: Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by Redlands Centennial on its deposits and its other borrowings and the interest received by Redlands Centennial on loans extended to its customers and securities held in its portfolio, comprises the major portion of Redlands Centennial's earnings. These rates are highly sensitive to many factors which are beyond the control of Redlands Centennial. Accordingly, the earnings and growth of Redlands Centennial are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The earnings and growth of Redlands Centennial are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on Redlands Centennial's business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting Redlands Centennial's net income.

CURRENT ACCOUNTING DEVELOPMENTS: The Financial Accounting Standards Board issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement is effective for fiscal years beginning after June 15, 1999 but may be adopted as of the beginning of any fiscal quarter that begins after the issuance of the Statement. Management of Redlands Centennial has not yet completed its analysis to determine the effect implementation of Statement No. 133 will have on its financial statements.

RECENT LEGISLATION AND OTHER CHANGES: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. The likelihood of any major changes and the impact such changes might have on Redlands Centennial or Centennial are impossible to predict. Certain of the potentially significant changes which have been enacted recently by Congress and others which are currently under consideration by Congress or various regulatory or professional agencies are discussed below.

On October 1, 1998, the FDIC adopted two new rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements, recourse arrangements and direct credit substitutes, and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on equity securities to be recognized for risk-based capital purposes. These rules may be applied by Redlands Centennial on September 1, 1998.

In August 1997, Governor Wilson of California signed Assembly Bill 1432 ("AB1432") which provides for certain changes in the banking laws of California. Effective January 1, 1998 AB1432 eliminates the provisions regarding impairment of contributed capital and the assessment of shares when there is an impairment of capital. AB1432 now allows the Department of Financial Institutions to close a bank, if the Department of Financial Institutions finds that the bank's tangible shareholders' equity is less than the greater of 3% of the bank's total assets or $1 million.

The Economic Growth and Regulatory Paperwork Reduction Act (the "1996 Act") as part of the Omnibus Appropriations Bill was enacted on September 30, 1996 and includes many banking related provisions. The most important banking provision is the recapitalization of the Savings Association Insurance Fund. The 1996 Act provides for a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of Savings Association Insurance Fund insured deposits including Savings Association Insurance Fund insured deposits which were assumed by banks in acquisitions of savings associations. For the years 1997 through 1999 the banking industry will assist in the payment of interest on Financing Corporation bonds that were issued to help pay for the clean up of the savings and loan industry. Banks will pay approximately 1.3 cents per $100 of deposits for this special assessment, and after the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the Financing Corporation bonds mature in 2017. There is a three year moratorium on conversions of Savings Association Insurance Fund deposits to Bank Insurance Fund deposits. The 1996 Act also has certain regulatory relief provisions for the banking industry. Lender liability under the Superfund is eliminated for lenders who foreclose on property that is contaminated provided that the lenders were not involved with the management of the entity that contributed to the contamination. There is a five year sunset provision for the elimination of civil liability under the Truth in Savings Act. The Federal Reserve Board and Department of Housing and Urban Development are to develop a single format for Real Estate Settlement Procedures Act and Truth in Lending Act disclosures. Truth in Lending Act disclosures for adjustable mortgage loans are to be simplified. Significant revisions are made to the Fair Credit Reporting Act including requiring that entities which provide information to credit bureaus conduct an investigation if a consumer claims the information to be in error. Regulatory agencies may not examine for Fair Credit Reporting Act compliance unless there is a consumer complaint investigation that reveals a violation or where the agency otherwise finds a violation. In the area of the Equal Credit Opportunity Act, banks that self-test for compliance with fair lending laws will be protected from the results of the test provided that appropriate corrective action is taken when violations are found.

During 1996, new federal legislation amended the Comprehensive Environmental Response, Compensation, and Liability Act and the underground storage tank provisions of the Resource Conversation and Recovery Act to provide lenders and fiduciaries with greater protections from environmental liability. In June 1997, the U.S. Environmental Protection Agency issued its official policy with regard to the liability of lenders under the Comprehensive Environmental Response, Compensation, and Liability Act as a result of the enactment of the Asset

Conservation, Lender Liability and Deposit Insurance Protection Act of 1996. California law provides that, subject to numerous exceptions, a lender acting in the capacity of a lender shall not be liable under any state or local statute, regulation or ordinance, other than the California Hazardous Waste Control Law, to undertake a cleanup, pay damages, penalties or fines, or forfeit property as a result of the release of hazardous materials at or from the property.

In 1997, California adopted the Environmental Responsibility Acceptance Act (Cal. Civil Code Sections 850-855) to facilitate the notification of government agencies and potentially responsible parties (for example, for cleanup) of the existence of contamination and the cleanup or other remediation of contamination by the potentially responsible parties. The Environmental Responsibility Acceptance Act requires, among other things, that owners of sites who have actual awareness of a release of a hazardous material that exceeds a specified notification threshold to take all reasonable steps to identify the potentially responsible parties and to send a notice of potential liability to the parties and the appropriate oversight agency.

PENDING LEGISLATION AND REGULATIONS: There are pending legislative proposals to reform the Glass-Steagall Act to allow affiliations between banks and other firms engaged in "financial activities," including insurance companies and securities firms. Certain other pending legislative proposals include bills to let banks pay interest on business checking accounts, to cap consumer liability for stolen debit cards, and to give judges the authority to force high-income borrowers to repay their debts rather than cancel them through bankruptcy.

It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on Redlands Centennial and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

CAPITAL RATIOS

As of June 30, 1999, Redlands Centennial's leverage ratio was 7.96%, its Tier 1 risk-based capital ratio was 10.25%, and its total risk-based capital ratio was 11.09%. Based upon these capital ratios and Redlands Centennial's standing with the FDIC, Redlands Centennial is considered a well capitalized institution.

YEAR 2000 ISSUES

Redlands Centennial relies on outside vendors to provide the software used in the computer operations of Redlands Centennial. Consequently, Redlands Centennial's efforts at addressing the technology issues relating to the coming of Year 2000 are concentrated on vendor, and, to a limited extent, on borrower capabilities to become Year 2000 compliant. Management has developed a Year 2000 Plan that prioritized vendors by the degree of dependence on the services and software that they provide. In most cases, written representations from vendors of their capabilities to operate effectively in the Year 2000 and beyond have been obtained. Redlands Centennial utilized internal resources to identify and, if necessary, replaced and tested computer systems for Year 2000 compliance. Although Redlands Centennial does not anticipate any system failure after January 1, 2000, it has nevertheless developed detailed contingency plans for all core business functions in accordance with FFIEC guidelines. It is the intent of Redlands Centennial to ensure, to the extent possible, that all operations continue as usual regardless of any potential system or vendor failure. Testing of those applications determined to be essential for the operation of Redlands Centennial was completed by June 30, 1999. Redlands Centennial is also in the process of determining whether major borrowers are aware of Year 2000 implications on their businesses and are taking appropriate steps to be in compliance. The projected additional cost to Redlands Centennial to remediate any additional unforeseen Year 2000 issues is anticipated to be limited to in-house staff time and a minor amount of additional operating expense, and is not expected to exceed $5,000. This will not have a material impact on Redlands Centennial's operations or financial condition.


                         SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial date of Redlands Centennial as of December 31, 1998, 1997, 1996, 1995 and 1994, respectively:

                                1998                  1997                1996                 1995                  1994
                            -------------        -------------       ---------------       -------------        --------------
Interest income              $ 5,039,169          $ 4,167,859          $ 3,304,798          $ 3,182,502          $ 2,769,063
Interest expense               1,694,494            1,497,669            1,018,594              975,130              841,456
Provision for loan losses         50,000                9,000                    0              116,000              191,000
Other income                     977,352              554,551              300,267              346,932              304,324
Other expense                  3,451,839            2,342,391            1,755,530            1,777,448            1,771,700
Net Income                       627,188              610,050              527,041              428,156              242,431

Earnings per share           $       .95                  .95                  .82                  .67                  .38

Total assets                 $69,594,445          $59,135,187          $48,598,559          $38,497,374          $38,016,973
Total deposits                63,324,629           53,656,133           43,915,376           34,387,082           34,685,390
Total equity                   5,818,344            5,152,847            4,394,780            3,858,131            3,245,397


     PRICE RANGE OF REDLANDS CENTENNIAL'S COMMON STOCK

The shares of Redlands Centennial common stock are thinly traded, and no established public trading market exists. The shares of Redlands Centennial common stock are not listed on a national exchange, and there is no established public market for Redlands Centennial common stock. The high and low sales prices and volume of trades concerning Redlands Centennial common stock are provided in the chart below.

                                                    Sales Prices(1)
                                            ----------------------------------             Number of
Calendar Quarter                              High                      Low             Shares Traded(1)
--------------------                        --------                  --------         -------------------
    1999
  -------
Second quarter                              15.375                     14.3125              68,700
First quarter                               15.875                     14.75                24,800


                                       23


                                                 Sales Prices(1)
                                           --------------------------                      Number of
Calendar Quarter                            High               Low                      Shares Traded(1)
------------------                         -------           --------                  ------------------
    1998
  --------
Fourth quarter                              15.75             13.69                              56,700
Third quarter                               14.75             12.94                              34,800
Second quarter                              15.00             12.00                              10,100
First quarter                               17.25             10.62                              14,400

    1997
  -------
Fourth quarter                              10.875            10.31                               9,300
Third quarter                               11.25             10.40                              43,378
----------

(1) Redlands Centennial has paid the following stock dividends since the beginning of 1997: a 7% stock dividend on December 1, 1997; and a 25% stock dividend on December 1, 1998. The sales prices and number of shares have been retroactively adjusted for the stock dividends.


                                    DIVIDENDS

Redlands Centennial has paid no cash dividends since inception. No cash dividends are expected to be paid in the immediate future. The payment of dividends in the future is subject to the discretion of the Board of Directors of Redlands Centennial and will depend on Redlands Centennial's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. Redlands Centennial paid a 25% stock dividend to shareholders of record on December 1, 1998, and a 7% stock dividend to shareholders of record on December 1, 1997. After the reorganization, it is expected that Redlands Centennial will pay a dividend to Centennial in the amount of approximately $10,000 to pay for the reorganization costs and initial capitalization and provide Centennial with working capital. If the reorganization is approved, dividends to shareholders may be paid by Centennial. The payment of cash dividends by Centennial in the future is subject to the discretion of the Board of Directors of Centennial and will depend on Redlands Centennial paying a cash dividend to Centennial. Redlands Centennial's ability to pay a cash dividend to Centennial will depend on Redlands Centennial's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. No cash dividends by Centennial are expected to be paid in the immediate future.


                       UNAUDITED PRO FORMA CAPITALIZATION

The following table sets forth the unaudited actual capitalization of Redlands Centennial at June 30, 1999, the proposed capitalization of RCB Merger Company and Centennial immediately prior to completion of the reorganization, and the pro forma capitalization of Redlands Centennial and Centennial on a consolidated basis to reflect the completion of the reorganization.

                                                                                                Pro Forma of
                                   Redlands                RCB                                 Centennial and
                                 Centennial(1)        Merger Company(2)     Centennial(3)     Redlands Centennial
                                ----------------    --------------------   ---------------    --------------------
                                  (Unaudited)          (Unaudited)           (Unaudited)          (Unaudited)
Shareholders' Equity:
  Capital stock                   $ 2,689,136          $       100          $       150          $ 2,689,422
  Surplus                           2,648,548                    0                    0            2,648,548
  Other capital accounts              616,300                    0                    0              616,300

      Total                       $ 5,953,984          $       100          $       150          $ 5,954,134

Per Share Data:
  Common stock
    Authorized                     10,000,000            1,000,000           10,000,000           10,000,000
    Outstanding                       672,284                  100                  100              672,284

-----------
(1)   Capital stock and outstanding shares are stated as of June 30, 1999.

(2) Funds to capitalize RCB Merger Company were obtained by issuing 100 shares to Centennial for $100. At the time of the reorganization, Centennial will receive $100, and the shares of RCB Merger Company common stock will be exchanged for shares of Redlands Centennial common stock.

(3) Funds to capitalize Centennial were obtained by a loan in the amount of $10,000 and the issuing a total of 100 shares of Centennial for the sum of $150.00 Upon completion of the reorganization, the loan will be repaid and the 100 shares repurchased by Centennial.

As of June 30, 1999, Redlands Centennial had issued and outstanding 672,284 shares of common stock which, based upon the June 30, 1999 total shareholders' equity of Redlands Centennial of $5.954 million results in a book value of $8.85 per share for Redlands Centennial common stock. After the reorganization, and the one-for-one share exchange of Redlands Centennial common stock for Centennial common stock, Centennial will have 672,284 shares of common stock issued and outstanding, plus any additional shares up to 172,028 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under Redlands Centennial's stock option plan.


                BOOK VALUE OF REDLANDS CENTENNIAL'S COMMON STOCK

The table below shows the per share book value of Redlands Centennial's common stock, as of the date indicated, for the two years ended December 31, 1998 and 1997.

      December 31, 1998                              $  8.72
      December 31, 1997                              $  9.93

                    FINANCIAL STATEMENTS AND RELATED MATTERS

Redlands Centennial's audited statements of condition as of December 31, 1998 and 1997 and related audited statements of earnings, changes in stockholders' equity and cash flows for each of the years ended December 31, 1998 and 1997, prepared in conformity with generally accepted accounting principles, report of independent public accountants, management's discussion and analysis of financial condition and the results of operations are set forth in Redlands Centennial's 1998 Annual Report to Shareholders and are incorporated into this proxy statement/prospectus by reference. A copy of these sections of the annual report is included with this proxy statement/prospectus.


                        MANAGEMENT OF REDLANDS CENTENNIAL

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of October 4, 1999, the names of, and certain information regarding, the directors and executive officers of Redlands Centennial.

                                               Year First
   Name and Title                              Appointed            Principal Occupation During
Other than Director               Age           Director                 the Past Five Years
---------------------            ----          ----------     ---------------------------------------------------
Bruce J. Bartells                 55              1992        Chief Executive Officer and former Chief
                                                              Financial Officer of Wilden Pump & Engineering
                                                              Company, Inc. (formerly President and CEO of
                                                              Soren McAdams Bartells, CPA's, Inc.)

Carole H. Beswick                 57              1990        Part owner of Paper Partners, Inc. (formerly a
                                                              Councilwoman of the City of Redlands).

James C. Coffin                   77              1994        President and CEO of C-Y Development Co.
                                                              (building and land development).

Irving M. Feldkamp,               54              1999        President/Owner of Hospitality Dental Associates
III, DDS                                                      and President/Owner Glen Helen Racing Inc.

Stephen L. Guggisberg             51              1990        Management/Sales Consultant (formerly an auto
                                                              dealer, Yucaipa Valley Auto Sales and former
                                                              Vice President and General Manager of Inland
                                                              Motors).

Larry Jacinto                     50              1998        President of Larry Jacinto Construction, President
                                                              of Pangahamo Materials, Inc., President of Larry
                                                              Jacinto Family, President of Mentone
                                                              Enterprises, and Vice President of Rancho Las
                                                              Narajas.


                                       26



                                              Year First
    Name and Title                             Appointed            Principal Occupation During
 Other than Director              Age          Director                 the Past Five Years
-----------------------          ----        ------------     ----------------------------------------------
Ronald J. Jeffrey                 56              1990        Vice President of Tri-City Acoustics, Inc., a
                                                              specialty subcontracting business and former
                                                              President of Inland Acoustics, Inc.

William A. McCalmon               54              1990        President and owner of RPM Insurance Services,
                                                              Inc., registered principal of PIM Financial
                                                              Services, Inc.

Patrick J. Meyer                  48              1990        Owner of Urban Environs, a land planning
Chairman of the Board                                         consultant business.

William J. Solberg                51              1990        Owner of a State Farm Insurance Agency.

Douglas C. Spencer                41              1997        President and CEO of Redlands Centennial
                                                              (formerly Senior Vice President/Branch
                                                              Administration with California
                                                              State Bank and former Senior Vice
                                                              President/Chief Operating Officer of Landmark Bank).

Douglas F. Welebir                56              1990        Attorney and President of Welebir, McCune &
                                                              Jure, a professional law corporation.

Roy D. Lewis                      53                          Executive Vice President and Chief Credit
Exec. Vice President &                                        Officer of Redlands Centennial.
Chief Credit Officer

Beth Sanders                      47                          Executive Vice President and Chief Financial
Exec. Vice President &                                        Officer of Redlands Centennial.
Chief Financial Officer

None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers of Redlands Centennial acting within their capacities as such. There are no family relationships between any of the directors and executive officers of Redlands Centennial.

EXECUTIVE COMPENSATION

                                            SUMMARY COMPENSATION TABLE

                                                                                           Long Term Compensation
                                                                               -------------------------------------------
                                       Annual Compensation                              Awards             Payouts
----------------------------------------------------------------------------------------------------------------------------------
        (a)                   (b)         (c)          (d)            (e)         (f)            (g)          (h)          (i)
----------------------------------------------------------------------------------------------------------------------------------
                                                                   Other
                                                                   Annual      Restricted                               All Other
     Name and                                                      Compen-        Stock                       LTIP        Compen-
     Principal                           Salary        Bonus      sation(1)      Award(s)      Options/      Payouts      sation(3)
     Position                  Year        ($)          ($)         ($)           ($)          SARs(2)        ($)           ($)
----------------------------------------------------------------------------------------------------------------------------------
Douglas C. Spencer(4)          1998      120,000            0      8,400           --              --          --         5,000
                          --------------------------------------------------------------------------------------------------------
                               1997       30,000        9,883      2,100           --          26,750          --             0
                          --------------------------------------------------------------------------------------------------------
                               1996           --           --         --           --              --          --            --
----------------------------------------------------------------------------------------------------------------------------------
Roy D. Lewis                   1998       93,566            0          0           --             312          --         4,449
                          --------------------------------------------------------------------------------------------------------
                               1997       73,625        9,883      6,000           --               0          --         3,607
                          --------------------------------------------------------------------------------------------------------
                               1996       67,875        2,000      6,000           --               0          --         1,977
----------------------------------------------------------------------------------------------------------------------------------
Beth Sanders                   1998       83,716            0          0           --               0          --         4,449
                          --------------------------------------------------------------------------------------------------------
                               1997       71,850        9,883      6,000           --             334          --         4,750
                          --------------------------------------------------------------------------------------------------------
                               1996       69,200        5,000      6,000           --               0          --         3,002
----------------------------------------------------------------------------------------------------------------------------------


(1)   The amounts represent car allowance.
(2)   Redlands Centennial does not have SAR's.
(3) The amounts represent Redlands Centennial matching contributions to the 401(k) Plan.
(4)   Mr. Spencer began employment with Redlands Centennial on October 1, 1997.

                      OPTION/SAR EXERCISES AND YEAR END VALUE TABLE
    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION/SAR VALUE
             (a)                 (b)                   (c)                      (d)                        (e)
----------------------------------------------------------------------------------------------------------------------------
                                                                             Number of            Value of Unexercised
                                                                            Unexercised               In-the-Money
                                                                          Options/SARs at            Options/SARs at
                                                                           Year End (#)               Year End ($)
                         Shares Acquired on      Value Realized            Exercisable/               Exercisable/
            Name            Exercise (#)               ($)                Unexercisable              Unexercisable
----------------------------------------------------------------------------------------------------------------------------
Douglas C. Spencer                0                     0                 5,350/21,400             $22,587/$90,350
----------------------------------------------------------------------------------------------------------------------------
Roy D. Lewis                      0                     0                 8,274/0                  $65,985/$0
----------------------------------------------------------------------------------------------------------------------------
Beth Sanders                      0                     0                12,278/0                  $93,028/$0
----------------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

Redlands Centennial entered into an employment agreement with Mr. Spencer. The agreement is for a term of four years commencing October 1, 1997 and provides for the employment of Mr. Spencer as the President and Chief Executive Officer of Redlands Centennial. The term of the agreement is automatically extended for additional periods of one year unless Redlands Centennial or Mr. Spencer gives written notice of termination of employment not less than three months and not more than six months prior to the expiration of the term. The base annual salary for Mr. Spencer is currently $128,400 per year, with increases to be determined at the discretion of the Board of Directors of Redlands Centennial. Under the agreement Mr. Spencer is entitled to bonuses pursuant to his participation in Redlands Centennial's Incentive Compensation Plan. In addition, the agreement provides that Redlands Centennial will provide Mr. Spencer with salary continuation benefits as discussed below. The agreement provides Mr. Spencer with stock options to acquire 26,750 shares (adjusted for stock dividends) which vest at the rate of 20% per year (with acceleration of vesting in certain events) and with a term of ten years. In lieu of an automobile allowance, Mr. Spencer is provided with a bank automobile. Redlands Centennial paid $10,000 for Mr. Spencer's relocation expenses for moving to Redlands. Pursuant to the agreement, Mr. Spencer is entitled to four weeks vacation per year, health, disability and life insurance benefits and indemnification for matters incurred in connection with any action against him which arose out of and was within the scope of his employment, provided that he acted in good faith and in a manner he reasonably believed to be in the best interests of Redlands Centennial and with respect to a criminal matter if he also had no reasonable cause to believe his conduct was unlawful. If Redlands Centennial terminates Mr. Spencer without cause, he shall be entitled to one year of base salary in addition to the salary continuation benefits discussed below. Upon any change of control involving Redlands Centennial and where his position is eliminated or materially changed in connection with the change of control, he is to be paid two years of his then current base salary in addition to the salary continuation benefits discussed below. In the event Mr. Spencer is terminated for cause, he shall be entitled to four weeks of salary as of the date of termination plus any pay in lieu of vacation.

On March 17, 1998, Redlands Centennial and Mr. Spencer entered into a salary continuation agreement to provide salary continuation benefits to Mr. Spencer. If Mr. Spencer continues in the employ of Redlands Centennial until age 55, he will receive from Redlands Centennial under the salary continuation agreement an annual benefit amount beginning at $186,956 and increasing 3% per year for subsequent years for ten years beginning at his reaching Retirement Age. In the event Mr. Spencer terminates employment due to disability prior to age 55, he will receive the salary continuation benefits in the amount of the annual benefit amount for 10 years beginning at his reaching retirement age. In the event Mr. Spencer dies while actively employed by Redlands Centennial prior to reaching retirement age, his beneficiary will receive from Redlands Centennial benefits in the amount of the annual benefit amount for ten years beginning with the month following his death. In the event of involuntary termination without cause Mr. Spencer shall receive an annual benefit amount based on his years of service with Redlands Centennial for 10 years beginning with the month following his involuntary termination. The annual benefit amount for involuntary termination begins at $13,725 for one year of service and goes up to a maximum of $125,657 after 7 years of service. In the event of termination due to early retirement or voluntary termination other than due to a change of control, Mr. Spencer shall receive an annual benefit amount based on his years of service for 10 years beginning with the month following his early retirement or voluntary termination. The annual benefit amount for early retirement or voluntary termination begins at $2,478 for one year of service and goes up to a maximum of $104,251 after 15 years of service. In the event of a change in control of Redlands Centennial while Mr. Spencer is in active service with Redlands Centennial, Mr. Spencer will receive an annual benefit amount based on his years of service with Redlands Centennial for ten years beginning with the month following the completion of the change in control of Redlands Centennial. The annual benefit amount for a change of control begins at $120,000 for one year of service and increases at 3% per year for subsequent years of service up to $186,956 for 16 years of service. In the event Mr. Spencer is terminated for cause, he will forfeit any benefits from the salary continuation agreement.

Redlands Centennial also entered into an Employment Agreement with Mr. Lewis on March 20, 1998. The agreement is for a term of two years commencing April 1, 1998 and provides for the employment of Mr. Lewis as the Executive Vice President and Chief Credit Officer of Redlands Centennial. The term of the agreement is automatically extended for additional periods of one year unless Redlands Centennial or Mr. Lewis gives written notice of termination of employment not less than three months and not more than six months prior to the expiration of the term. The base annual salary for Mr. Lewis under the agreement is $90,000 per year, with increases to be determined at the discretion of the Board of Directors of Redlands Centennial. Mr. Lewis is entitled to accrue up to four weeks vacation per year. In addition, Mr. Lewis is entitled to health and life insurance benefits as well as all other employee benefits and plans that Redlands Centennial adopts in its normal course of business. Under the agreement, Mr. Lewis is entitled to indemnification for matters incurred in connection with any action against the him which arose out of and was within the scope of his employment, provided that he acted in good faith and in a manner he reasonably believed to be in the best interests of Redlands Centennial and with respect to a criminal matter if he also had no reasonable cause to believe his conduct was unlawful. If Redlands Centennial terminates Mr. Lewis without cause, he shall be entitled to six months of base salary and insurance benefits. Upon any change of control involving Redlands Centennial and where his position is eliminated or materially changed in connection with the change of control, he is to be paid one year of his then current base salary. In the event Lewis is terminated for cause, he shall be entitled to four weeks of salary as of the date of termination plus any pay in lieu of vacation.

Redlands Centennial also entered into an Employment Agreement with Mrs. Sanders on March 20, 1998. The agreement is for a term of two years commencing April 1, 1998 and provides for the employment of Mrs. Sanders as the Executive Vice President and Chief Financial Officer of Redlands Centennial. The term of the agreement is automatically extended for additional periods of one year unless Redlands Centennial or Mrs. Sanders gives written notice of termination of employment not less than three months and not more than six months prior to the expiration of the term. The base annual salary for Mrs. Sanders under the agreement is $80,000 per year, with increases to be determined at the discretion of the Board of Directors of Redlands Centennial. Mrs. Sanders is entitled to accrue up to four weeks vacation per year. In addition, Mrs. Sanders is entitled to health and life insurance benefits as well as all other employee benefits and plans that Redlands Centennial adopts in its normal course of business. Under the agreement, Mrs. Sanders is entitled to indemnification for matters incurred in connection with any action against the her which arose out of and was within the scope of her employment, provided that she acted in good faith and in a manner the executive reasonably believed to be in the best interests of Redlands Centennial and with respect to a criminal matter if she also had no reasonable cause to believe her conduct was unlawful. If Redlands Centennial terminates Mrs. Sanders without cause, she shall be entitled to six months of base salary and insurance benefits. Upon any change of control involving Redlands Centennial where her position is eliminated or materially changed in connection with the change of control, she is to be paid one year of her then current base salary. In the event Mrs. Sanders is terminated for cause, she shall be entitled to four weeks of salary as of the date of termination plus any pay in lieu of vacation.

COMPENSATION OF DIRECTORS

The directors are each paid a fee of $500 per month, except for the chairman who receives $750 per month. The directors also receive $50 for each committee meeting attended by the committee member and $100 for each committee meeting chaired by the committee chairman. Each of the directors except Messrs. Bartells, Coffin, Feldkamp and Jacinto was granted a stock option to acquire 6,352 shares (adjusted for stock dividends) at an exercise price of $6.28 on January 18, 1991. Mr. Bartells was granted a stock option to acquire 6,352 shares (adjusted for stock dividends) at an exercise price of $6.28 on August 21, 1992. Each of the directors except Messrs. Feldkamp and Jacinto was granted an option to acquire 1,337 shares (adjusted for stock dividends) at an exercise price of $9.72 on August 15, 1997. Each of the directors, except for Mr. Feldkamp, received a stock option grant on February 19, 1999 for 2,500 shares with an option price of $15.25 per share. With the exception of Mr. Feldkamp, the directors also participate in a director retirement plan which provides each director with retirement, death and liability benefits that is set forth in their individual agreements. The agreements provide each director with retirement benefits of $7,500 per year for ten years commencing at their expected retirement age which ranges from age 56 for Mr. Meyer to age 85 for Mr. Coffin. The retirement benefits are informally funded with life insurance policies purchased by Redlands Centennial. The net accrued costs of such benefits for 1998 for all of the directors totaled $6,232. In addition, the directors and their dependents participate in Redlands Centennial's self-funded dental plan. Under Redlands Centennial's dental plan, the maximum reimbursement by Redlands Centennial to any participant is $750 per year. A total of $7,536 was paid under Redlands Centennial's dental plan in 1998 for the benefit of the directors and their dependents.

                                  LEGAL MATTERS

Certain legal matters in connection with the issuance of the shares of Centennial's common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

EXHIBIT A

                   PLAN OF REORGANIZATION AND MERGER AGREEMENT

      This Plan of Reorganization and Merger Agreement ("Agreement") is made and entered into as of this 24th day of September, 1999 by and between RCB Merger Company ("RMC"), a California corporation and Redlands Centennial Bank (the "Bank"), a California banking corporation to which Centennial First Financial Services ("Centennial"), a California corporation, is a party.

                            RECITALS AND UNDERTAKINGS

      A. The Bank is a California banking corporation with its head banking office located in Redlands, California. RMC is duly organized and existing under the laws of the State of California with its principal offices located in Redlands, California and is a wholly-owned subsidiary of Centennial. Centennial is duly organized and existing under the laws of the State of California with its principal offices located in Redlands, California.

      B. As of the date hereof, the Bank has 10,000,000 shares of no par value common stock authorized and 672,284 shares outstanding. It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than 672,284 shares outstanding, reflecting the number of shares of common stock outstanding as of the date of this Agreement.

      C. As of the date hereof, Centennial has an authorized maximum number of shares of capital stock consisting of 10,000,000 shares of no par value common stock, 100 of which will be outstanding at the time of the reverse triangular merger referred to herein, and RMC has an authorized maximum number of shares of capital stock consisting of 1,000,000 shares of no par value common stock, 100 of which will be issued and outstanding at the time of the reverse triangular merger referred to herein. All of the issued and outstanding shares of RMC at the time of the reverse triangular merger referred to herein will be owned by Centennial.

      D. It is contemplated that in the reverse triangular merger RMC will be merged with and into the Bank, and the Bank will be the surviving corporation of such merger and will be wholly-owned by Centennial. Such reverse triangular merger shall be referred to hereinafter as the "reverse triangular merger."

      E. The Boards of Directors of the Bank, RMC and Centennial have, respectively, approved this Agreement and authorized its execution.

      F. The parties intend that the reverse triangular merger be structured as a "reorganization" under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

      NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

SECTION 1.  GENERAL

      1.1 THE MERGER. On the Effective Date, RMC shall be merged into the Bank, and the Bank shall be the surviving corporation (the "Surviving Corporation") and a subsidiary of Centennial, and its name shall continue to be "Redlands Centennial Bank."

       1.2 EFFECTIVE DATE. This Agreement shall become effective on 12-1, 1999 (the "Effective Date").

      1.3 ARTICLES OF INCORPORATION AND BYLAWS. On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions ("CDFI") shall be and remain the certificate of authority of the Surviving Corporation; and the Bank's insurance of deposits coverage by the Federal Deposit Insurance Corporation ("FDIC") shall be and remain the deposit insurance of the Surviving Corporation.

      1.4 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next Annual Meeting of Shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

      1.5  EFFECT OF THE MERGERS.

           a. ASSETS AND RIGHTS. Upon the reverse triangular merger becoming effective, all rights, privileges, franchises and property of RMC, and all debts and liabilities due or to become due to RMC, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by RMC.

           b. LIABILITIES. Upon the reverse triangular merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against RMC shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

           c. CREDITORS' RIGHTS AND LIENS. Upon the reverse triangular merger becoming effective, all rights of creditors of RMC, and all liens upon the property of RMC, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the Effective Date.

           d. PENDING ACTIONS. Upon the reverse triangular merger becoming effective, any action or proceeding pending by or against RMC shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the reverse triangular merger had not taken place or the Surviving Corporation may be substituted for RMC.

      1.6 FURTHER ASSURANCES. The Bank, Centennial and RMC each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation as the case may be, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this
Section 1 and otherwise to carry out the intent and purposes hereof.

SECTION 2.  CAPITAL STOCK OF THE SURVIVING CORPORATION

      2.1 STOCK OF RMC. Upon the reverse triangular merger becoming effective, the shares of capital stock of RMC issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by Centennial for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

      2.2 STOCK OF THE BANK. Upon the reverse triangular merger becoming effective, each and every share of Bank common stock issued and outstanding shall, by virtue of the reverse triangular merger and without any action on the part of the holders thereof, be exchanged for and converted into the right to receive one share of Centennial common stock.

      2.3  EXCHANGE PROCEDURE.

           a. U.S. Stock Transfer shall act as payment agent (the "Exchange Agent") for the purpose of exchanging certificates representing shares of Bank common stock for shares of Centennial common stock as provided by Section 2.2.

           b. If any holder of Bank common stock shall be unable to surrender his or her stock certificates representing Bank common stock because such certificates have been lost or destroyed, such holder of Bank common stock may deliver in lieu thereof an indemnity bond in form and substance and with a surety satisfactory to the Bank.

      2.4 STOCK OPTIONS. Upon the reverse triangular merger becoming effective, each outstanding option to purchase Bank common stock shall, by virtue of the reverse triangular merger and without any action on the part of the holders thereof, be converted into an option to purchase Centennial common stock.

SECTION 3.  APPROVALS

      3.1 SHAREHOLDER APPROVAL. This Agreement shall be submitted to the shareholders of the Bank and RMC for ratification and approval in accordance with the applicable provisions of law.

      3.2 REGULATORY APPROVALS. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required for consummation of the reverse triangular merger on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

SECTION 4.  CONDITIONS, TERMINATION AND PAYMENT OF EXPENSES

      4.1 CONDITIONS TO THE MERGER. Consummation of the reverse triangular merger is conditioned upon:

           a. ratification and approval of this Agreement by the shareholders of the Bank and RMC as required by law;

           b. obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the reverse triangular merger, including, but not limited to, approval of the FDIC, approval of the CDFI, and approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended;

           c. obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the reverse triangular merger, to conduct all or any part of the business and activities of the Bank up to the time of the reverse triangular merger, in the manner in which such activities and business are then conducted;

           d. for the benefit of Centennial, Centennial's shareholders, the Bank, and the Bank's shareholders unless waived, the Bank shall have received an opinion from Hutchinson & Bloodgood, CPAs, in form and substance satisfactory to both the Bank and Centennial, to the effect that: the reverse triangular merger of RMC with and into the Bank and the exchange of shares of Bank common stock for shares of Centennial common stock, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the reverse triangular merger; and no gain or loss will be recognized by the shareholders of Centennial upon the exchange of their shares of Centennial common stock for shares of Bank common stock, as provided for herein;

           e. performance by each party hereto of all of its respective obligations hereunder to be performed prior to the respective mergers becoming effective; and

      4.2 TERMINATION OF THE MERGER. If any condition in Paragraph 4.1 has not been fulfilled with respect to the merger, or, if in the opinion of a majority of the Board of Directors of any of the parties:

           a. any action, suit, proceeding or claim has been instituted, made or threatened relating to either of the proposed mergers which makes consummation of such merger inadvisable; or

           b.   for any other reason consummation of such merger is inadvisable;

then this Agreement may be terminated at any time before such merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

      4.3 EXPENSES OF THE MERGER. Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants' fees and legal fees.

SECTION 5.  MISCELLANEOUS

      5.1 ASSIGNMENT. Neither party shall have the right to assign its rights or obligations under this Agreement.

      5.2 EXECUTION. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

      5.3 GOVERNING LAW. This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

      5.4 ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties hereto with respect to the reverse triangular merger and supersedes all prior arrangements or understandings with respect thereto.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                            REDLANDS CENTENNIAL BANK

(Corporate Seal)


                                By: /s/ Douglas Spencer
                                   ----------------------------------------
                                    Douglas Spencer, President


                                By: /s/ Sally Flanders
                                   ----------------------------------------
                                    Sally Flanders, Secretary

                                RCB MERGER COMPANY

(Corporate Seal)


                                By: /s/ Douglas Spencer
                                   ------------------------------------------
                                    Douglas Spencer, President and Secretary


                                CENTENNIAL FIRST FINANCIAL SERVICES

(Corporate Seal)


                                By: /s/ Douglas Spencer
                                   ------------------------------------------
                                    Douglas Spencer, President


                                By: /s/ Sally Flanders
                                   ------------------------------------------
                                    Sally Flanders, Secretary

                            REDLANDS CENTENNIAL BANK

                                FINANCIAL REPORT

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                               TABLE OF CONTENTS



                                                                    PAGE
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                          F-3
INDEPENDENT AUDITORS' REPORT                                       F-8

FINANCIAL STATEMENTS

    Statements of condition                                        F-9
    Statements of earnings                                         F-10
    Statements of changes in stockholders' equity                  F-11
    Statements of cash flows                                       F-12 - F-13
    Notes to financial statements                                  F-14 - F-32

                            REDLANDS CENTENNIAL BANK

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion is intended to provide sufficient information about Redlands Centennial Bank to enhance the reader's understanding of the Bank's financial condition and results of operations. In order to understand this section in context, it should be read in conjunction with the audited financial statements, including the notes thereto and other data presented elsewhere in this annual report.

                              RESULTS OF OPERATIONS

SUMMARY

         The Bank reported net income of $627,188 for the year ending December 31, 1998, as compared to net income totaling $610,050 for the year ending December 31, 1997, an increase of 2.81%. Earnings per share, adjusted for the effect of the exercise of stock options and stock dividends, resulted in earnings per share of 88 cents in 1998 versus 91 cents in 1997.

         Total assets at December 31, 1998 reached a record of $69,594,445, an increase of 17.7% or $10,459,258 compared to $59,135,187 at December 31, 1997.
Total assets of $48,598,559 at year end 1997 exceeded year-end 1996 totals by $10,536,628, or 21.6%.

         At December 31, 1998, total deposits grew to a record level of $63,324,629, an increase of $9,668,496 or 18.0% above year-end 1997. A significant gain of 17.4% or $4,791,370 in demand deposits, interest-bearing and NOW accounts was recorded, as these accounts totaled $32,396,096 at December 31, 1998 compared to $27,604,726 at December 31, 1997.

         Return on average shareholders' equity was 12.84%, 12.78%, and 11.43% for the years ending December 31, 1996, 1997, and 1998, respectively. The risk-based capital ratio was 14.66%, 13.74%, and 12.37% for 1996, 1997, and 1998, respectively. The minimum ratio established by the FDIC to be qualified as "well capitalized" is 10.0%.

                   NET INTEREST INCOME AND NET INTEREST MARGIN

         Net interest income is the difference between interest earned on loans and investments and interest it paid on deposits. Net interest income totaled $3,344,675 for the year ended December 31, 1998, up from $2,670,190 and $2,286,204 in 1997 and 1996, respectively. The primary factor contributing to the growth of net interest income during both 1998 and 1997 was an increase in earning assets. Earning assets in 1998 increased $9,623,531 or 18.9% to $60,615,611 as compared to an increase of $8,564,822, or 20% in earning assets for 1997.

         The net interest margin (net interest income divided by average earning assets) totaled 6.10%, 5.49%, and 5.99% for the years ended December 31, 1996, 1997, and 1998, respectively.

                    LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

         Liquidity, which primarily represents the Bank's ability to meet fluctuations in deposit levels and meet customers' credit needs, is managed through various funding strategies that reflect the maturity structure of the assets being funded. Management monitors its liquidity position daily in relation to its deposit base and projected loan funding or payoffs.

         Excess liquidity can adversely impact earnings, if not properly managed. The process of asset/liability management has evolved from simple "gap" analysis, where a bank views repricing opportunities of its assets and liabilities through various time periods, to simulation, interest rate risk, and economic value of equity reporting. These processes not only measure risk, but also provide the Bank with evaluation tools necessary for continued, stable earnings, regardless of interest rate fluctuations.

                                 RISK MANAGEMENT

         Variance types of risk are inherent in the business of banking. Federal regulators have adopted examination guidelines that scrutinize not only a bank's level of risk, but also its ability to manage and control that risk. Regulators evaluate risks that affect capital, liquidity, and compliance to determine their potential effect on the safety and soundness of a bank. Certain risks may be covered by insurance coverage, but management must establish a risk management approach that addresses all areas of risk.

         Redlands Centennial Bank has in place acceptable limits for each of the risks identified by the Federal Deposit Insurance Corporation. We have defined the types of risk, and have mechanisms in place to manage, monitor and report those risks. Specifically, the Bank focuses on six risk categories within each area of the Bank. Those include credit risk, interest rate risk, liquidity risk, market risk, transaction risk and compliance risk.

                                  OTHER INCOME

         Other income for the Bank includes customer service fees, net gain from sale of loans, net gain from sale of investment securities, and other miscellaneous income. Total other income grew 76.2% in 1998 and 84.7% in 1997 as a result of increases in fees, revenue gains from the sale of SBA loans, and gains from the sales of investment securities.

         Customer service fees increased to $518,379 in 1998 from $295,310 in 1997 and from $238,926 in 1996. The Gain on Sale of Loans was $285,668, up $168,821 or 144.5%, compared with $116,847 in 1997 and zero in 1996. During
1998, the Bank opened an Orange County based SBA Loan Department. The increase in gain on sale of loans in 1998 reflects management's strategy to offset start-up costs for the new department. Gains from sales of investment securities grew from $460 in 1997 to $119,361 in 1998. Miscellaneous income for 1998 stood at $53,944 as compared to $141,934 in 1997.

                                 OTHER EXPENSES

         Total other expenses for 1998 were $3,451,839, an increase of $1,109,448 from December 31, 1997. During 1998, the Bank invested in new technology and Year 2000 compliance, which totaled approximately $400,000. Salaries and employee benefits increased $341,965 or 27.4% from 1997 to 1998 and increased $350,568 or 39% from 1996 to1997 primarily due to staffing of the new SBA and Construction Loan Divisions, as well as normal branch growth.

         In 1998, net occupancy expense at $314,688 increased $58,746 from $255,942 in 1997, compared to an increase of $60,325, or 30.8%, from 1996 to 1997. Cost increases during 1998 relate to the Bank's expansion in establishing new sources of loan and fee income through real estate and SBA lending.

         Other operating expenses, including professional fees, data processing fees, supplies and advertising rose to $1,546,075 in 1998, up 84.6% from $837,338 in 1997, as compared to an increase of $175,968 (26.6%) from 1996 to 1997.

                                  INCOME TAXES

         The provision for income taxes was $193,000 in 1998 versus $263,300 in 1997 and $303,900 in 1996. For the year ended December 31, 1998, the effective tax rate was 23.2%, compared to 30.1% for the year ended December 31, 1997, and 36.6% for the year ended December 31, 1996.

                              INVESTMENT SECURITIES

The Bank's investment portfolio provides income to the Bank and also serves as a source of liquidity. Total yield, maturity, and risk are among the factors considered in building the investment portfolio. Under FDIC guidelines for risk-based capital, certain loans and investments may affect the level of capital required to support risk-weighted assets. For example, U.S. Treasury Securities have a 0% risk weighting, whereas U.S. Agency Pools have a 20% risk weighting, while 1-4 Family Real Estate Loans carry a 50% risk-weighting. In addition, pursuant to FASB 115, securities must be classified as "held to maturity," "available for sale" or "trading securities." Those securities held in the "available for sale" category must be carried on the Bank's books at "fair market value." At December 31, 1998, the Bank's "available for sale," investment portfolio consisted of $4,676,773 in mortgage-backed securities, $3,593,132 in municipal bonds, and $411,000 in U.S. Treasury obligations compared to $6,641,871, $4,386,650, and $407,970, respectively in 1997.

         The Bank's "held to maturity" investment portfolio, which is carried at net book value, was $807,352 at December 31, 1998, compared to $819,880 at December 31, 1997. The Bank has no trading securities. Interest-bearing deposits held in short-term time certificates at other financial institutions totaled $4,104,463 at year-end 1998 versus $4,663,190 in 1997. Overnight Federal Funds sold totaled $6,820,000 in 1998, as compared to $2,700,000 in 1997.

                                      LOANS

         Total loans were $41,027,435 at December 31, 1998, increasing the portfolio by $8,561,951 or 26.4%, compared to growth of $6,535,557 or 25.2% during 1997. Commercial and industrial loans increased $8,291,705, to $32,971,310, which represents a 33.6% growth from 1997, compared to a 41.3% growth from 1996 to 1997. The Bank recorded an increase of 3.5%, or $270,246 in loans to individuals from 1997 to 1998, as compared to a decrease of $687,857 or 8.1%, from 1996 to 1997.

         Approximately 34%, or $13.9 million, of the Bank's loan portfolio is at fixed rates, compared to 40%, or $13.1 million, for 1997. Of the total portfolio, $3.4 million of fixed rate loans mature within one year for 1998, compared to $2.8 million of fixed rate loans maturing in one year for 1997. Loans at a variable rate increased to $27.2 million in 1998 compared to $19.3 million in 1997.

                     ALLOWANCE AND PROVISION FOR LOAN LOSSES

         The allowance for possible loan losses is designed to create a reserve for possible future loan losses. The allowance for possible loan losses was $433,475 or 1.1% of gross loans at December 31, 1998; $489,711 or 1.5% of gross loans at December 31, 1997; and $468,024 or 1.8% of gross loans at December 31, 1996. The amount maintained reflects management's evaluation of the present economic outlook concerning the liquidity and realizable value of the real property held as collateral. It also reflects an ongoing evaluation of the risks inherent in the Bank's loan portfolio, the short-term and long-term economic forecasts, and the continued monitoring of specific loans where there are potential losses. Non-performing assets include loans for which interest is no longer accruing, loans 90 or more days past due, impaired loans, and other real estate owned. Non-performing assets at December 31, 1998 totaled $327,111 verses $54,480 at December 31, 1997 as a result of the Bank's continued adherence to strict loan standards and policies.

                                    DEPOSITS

         Total deposits increased $9,668,496 or 18.0% to a record level of $63,324,629 at December 31, 1998. During 1997, deposits increased $9,740,757 or 22% from $43,915,376 recorded at December 31, 1996. An increase of non-interest bearing deposits contributed to lower cost of funds during 1998. In 1998, these deposits grew 10.7% to $16,252,693, up $1,576,928 over $14,675,765 recorded at
December 31, 1997, and increased $4,268,480, up 41% over the $10,407,285 at
December 31, 1996. The Bank's cost of funds for 1998 was 2.90%, as compared to 3.07% and 2.60% for 1997 and 1996, respectively.

                 YEAR 2000 INFORMATION AND READINESS DISCLOSURE

                  The Bank has developed an aggressive approach aimed at identifying and correcting Year 2000 issues and expects its plans will result in timely and adequate modifications to all systems and technology well before December 1999. The Bank continues to test and evaluate critical areas of the Bank, including hardware, software, and interaction with suppliers, customers, creditors, and financial institutions. The Bank is in compliance with all deadlines established by the FDIC.


          The final impact of the Year 2000 issue will largely depend, not only on the corrective measures Redlands Centennial Bank undertakes, but also the way the year 2000 issue is addressed by governmental agencies, businesses, and other entities that provide data or services to the Bank and its customers. The Bank continues communications, monitoring, and evaluation of each of these parties in an effort to ensure they are addressing the impact of Year 2000 issues on their business and the effect on the Bank.

         Although we are confident and will be well prepared for the date change, we are also preparing contingency plans, which will be implemented if required, to minimize interruptions to Bank operations. The Bank began a reserve account in 1997 specifically identified for Y2K expenses. None of these costs are expected to materially impact the Bank's results of operations.

         Redlands Centennial Bank is committed to resolving any Year 2000-related difficulties that may arise, in order to continue to provide excellent service to our customers.

THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

                                  [LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Redlands Centennial Bank
Redlands, California


We have audited the accompanying statements of condition of Redlands Centennial Bank as of December 31, 1998 and 1997, and the related statements of earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redlands Centennial Bank at December 31, 1998 and 1997, the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



                          HUTCHINSON AND BLOODGOOD LLP



February 2, 1999

                            REDLANDS CENTENNIAL BANK

                             STATEMENTS OF CONDITION
                           DECEMBER 31, 1998 AND 1997

                                                                                               1998                     1997
                                                                                         ----------------           ---------------
ASSETS
    Cash and due from banks                                                              $     4,485,450              $  5,114,553
    Federal funds sold                                                                         6,820,000                 2,700,000
                                                                                         ---------------            --------------
                Total cash and cash equivalents                                               11,305,450                 7,814,553
    Interest-bearing deposits in financial institutions                                        4,104,463                 4,663,190
    Investment securities, available for sale (Note 2)                                         8,680,905                11,436,491
    Investment securities, held to maturity (Note 2)                                             807,352                   819,880
    Loans, net (Note 3)                                                                       40,202,891                31,372,519
    Accrued interest receivable                                                                  327,523                   482,704
    Bank premises and equipment, net (Note 4)                                                  1,729,135                 1,650,535
    Other assets (Note 12)                                                                     2,436,726                   895,315
                                                                                         ---------------            --------------

                Total assets                                                             $    69,594,445            $   59,135,187
                                                                                         ===============            ==============


LIABILITIES
    Deposits:
       Noninterest-bearing                                                               $    16,252,693            $   14,675,765
       Interest-bearing and NOW accounts                                                      16,143,403                12,928,961
       Savings                                                                                11,640,655                 8,238,315
       Time deposits $100,000 or greater                                                       7,553,038                 7,451,222
       Other time deposits                                                                    11,734,840                10,361,870
                                                                                         ---------------            --------------
                Total deposits                                                                63,324,629                53,656,133
    Accrued interest payable                                                                     283,988                   271,124
    Other liabilities (Note 12)                                                                  167,484                    55,083
                                                                                         ---------------            --------------

                Total liabilities                                                             63,776,101                53,982,340
                                                                                         ---------------            --------------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY
    Common stock, $4 stated value; authorized 10,000,000 shares, issued and outstanding 667,377 and 519,087 shares
       at December 31, 1998 and 1997, respectively                                             2,669,508                 2,595,415
    Additional paid-in capital                                                                 2,634,412                 2,584,054
    Retained earnings (deficit)                                                                  500,663                  (124,404)
    Accumulated other comprehensive income                                                        13,761                    97,782
                                                                                         ---------------            --------------

                Total stockholders' equity                                                     5,818,344                 5,152,847
                                                                                         ---------------            --------------

                Total liabilities and stockholders' equity                               $    69,594,445            $   59,135,187
                                                                                         ===============            ==============


The Notes to Financial Statements are an integral part of these statements.

                            REDLANDS CENTENNIAL BANK

                             STATEMENTS OF EARNINGS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                               1998                      1997
Interest income:
    Interest and fees on loans                                                            $    3,917,147               $ 2,927,516
    Deposits in financial institutions                                                           252,333                   305,821
    Federal funds sold                                                                           339,565                   156,255
    Investments                                                                                  530,124                   778,267
                                                                                          --------------             -------------

                Total interest income                                                          5,039,169                 4,167,859
                                                                                          --------------             -------------

Interest expense:
    Demand and savings deposits                                                                  700,394                   535,525
    Time deposits $100,000 or greater                                                            433,144                   407,764
    Other time deposits                                                                          560,956                   554,380
                                                                                          --------------             -------------

                Total interest expense                                                         1,694,494                 1,497,669
                                                                                          --------------             -------------

                Net interest income                                                            3,344,675                 2,670,190

Provision for loan losses                                                                         50,000                     9,000
                                                                                          --------------             -------------

                Net interest income after provision for loan losses                            3,294,675                 2,661,190
                                                                                          --------------             -------------

Other income:
    Customer service fees                                                                        518,379                   295,310
    Gain from sale of loans                                                                      285,668                   116,847
    Gain from sale of investment securities                                                      119,361                       460
    Other income                                                                                  53,944                   141,934
                                                                                          --------------             -------------

                Total other income                                                               977,352                   554,551
                                                                                          --------------             -------------

Other expenses:
    Salaries and wages                                                                         1,308,016                 1,040,558
    Employee benefits                                                                            283,060                   208,553
    Net occupancy expense                                                                        314,688                   255,942
    Other operating expense                                                                    1,546,075                   837,338
                                                                                          --------------             -------------

                Total other expenses                                                           3,451,839                 2,342,391
                                                                                          --------------             -------------

                Income before provision for income taxes                                         820,188                   873,350

Provision for income taxes (Note 8)                                                              193,000                   263,300
                                                                                          --------------             -------------

                Net income                                                                $      627,188               $   610,050
                                                                                          ==============             =============


Earnings per share                                                                        $          .95               $       .95
                                                                                          ==============             ==============

Earnings per share -- assuming dilution for stock options                                 $          .88               $       .91
                                                                                          ==============             ==============


The Notes to Financial Statements are an integral part of these statements.

                            REDLANDS CENTENNIAL BANK

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                     ACCUMULATED
                                                                  ADDITIONAL        RETAINED            OTHER
                                                  COMMON            PAID-IN         EARNINGS        COMPREHENSIVE
                                                   STOCK            CAPITAL         (DEFICIT)          INCOME            TOTAL
BALANCE, DECEMBER 31, 1996                     $   2,378,705    $   2,262,819      $   (267,380)    $     20,636      $  4,394,780
                                                                                                                     -------------
   Comprehensive income:
      Net income                                         - -              - -           610,050              - -           610,050
      Change in net unrealized gain
         on investment securities
         available for sale, after
         tax effects                                     - -              - -               - -           77,146            77,146
                                                                                                                     -------------

           Total comprehensive income                                                                                      687,196
                                                                                                                     -------------
   Stock dividend (Note 7)                           169,085          295,898          (467,074)             - -            (2,091)

   Exercise of stock option (Note 7)                  47,625           25,337               - -              - -            72,962
                                               -------------    -------------      ------------     ------------     -------------

BALANCE, DECEMBER 31, 1997                         2,595,415        2,584,054          (124,404)          97,782         5,152,847
                                                                                                                     -------------

   Comprehensive income:
      Net income                                         - -              - -           627,188              - -           627,188
      Change in net unrealized gain
         on investment securities
         available for sale, after
         tax effects                                     - -              - -               - -          (84,021)          (84,021)
                                                                                                                     -------------

           Total comprehensive income                                                                                      543,167
                                                                                                                     -------------
   Stock dividend (Note 7)                              (415)             415            (2,121)             - -            (2,121)

   Exercise of stock option (Note 7)                  74,508           49,943               - -              - -           124,451
                                               -------------    -------------      ------------     ------------     -------------


BALANCE, DECEMBER 31, 1998                     $   2,669,508    $   2,634,412      $    500,663     $     13,761      $  5,818,344
                                               =============    =============      ============     ============     =============


The Notes to Financial Statements are an integral part of these statements.

                            REDLANDS CENTENNIAL BANK

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                                   1998                  1997
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                                $      627,188           $   610,050
    Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization                                                              193,488               141,800
          Provision for loan losses                                                                   50,000                 9,000
          Loss (gain) on sale and disposal of equipment                                               18,869                (4,132)
          Loss (gain) on sale of other real estate owned                                              15,409               (51,589)
          Gain from sale of investments                                                             (119,361)                 (460)
          Gain from sale of loans                                                                   (285,668)             (116,847)
          Amortization of deferred loan fees                                                        (160,624)              (78,709)
          Deferred income tax provision (benefit)                                                   (113,360)               54,428
          Amortization of premiums on investment
             securities available for sale                                                            63,820                63,905
          Amortization of premiums on investment
             securities held to maturity                                                              12,528                12,850
          Increase in cash surrender value of life insurance                                         (43,745)                  - -
          Decrease (increase) in assets:
             Accrued interest receivable                                                             155,181              (166,593)
             Other assets                                                                           (308,184)              (80,655)
          Increase (decrease) in liabilities:
             Accrued interest payable                                                                 12,864               122,449
             Other liabilities                                                                       130,750               (84,645)
                                                                                              --------------        --------------

                    Net cash provided by operating activities                                        249,155               430,852
                                                                                              --------------        --------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net decrease (increase) in interest-bearing
       deposits in financial institutions                                                            558,727            (1,300,737)
    Investment in data processing center                                                                 - -               (62,500)
    Activity in available-for-sale securities:
       Sales                                                                                       4,581,890               762,008
       Maturities, prepayments and calls                                                           2,256,214             2,554,676
       Purchases                                                                                  (4,167,010)           (5,827,238)
    Activity in held-to-maturity securities:
       Maturities                                                                                        - -               500,000
    Net increase in loans                                                                         (8,434,080)           (6,888,257)
    Proceeds from sales of other real estate owned                                                   214,289               140,450
    Additions to bank premises and equipment                                                        (290,957)             (280,838)
    Purchase of life insurance                                                                    (1,268,157)                  - -
    Proceeds from sale of equipment                                                                      - -                 9,429
    Proceeds from exercise of stock options                                                          124,451                72,962
                                                                                              --------------        --------------

                    Net cash used in investing activities                                         (6,424,633)          (10,320,045)
                                                                                              --------------        --------------


The Notes to Financial Statements are an integral part of these statements.

                            REDLANDS CENTENNIAL BANK

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                 1998                   1997
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in demand and savings deposits                                              $    8,193,710         $   11,540,629
    Net increase (decrease) in time deposits                                                      1,474,786             (1,799,872)
    Cash dividends paid in lieu of fractional shares                                                 (2,121)                (2,089)
                                                                                             ---------------        --------------

                    Net cash provided by financing activities                                     9,666,375              9,738,668
                                                                                             --------------         --------------

                    Net increase (decrease) in cash and cash equivalents                          3,490,897               (150,525)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    7,814,553              7,965,078
                                                                                             --------------         --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                     $   11,305,450         $    7,814,553
                                                                                             ==============         ==============





SUPPLEMENTARY INFORMATION

    Interest paid                                                                            $    1,681,630         $    1,375,220
                                                                                             ==============         ==============


    Income taxes paid                                                                        $      199,000         $      257,000
                                                                                             ==============         ===============









The Notes to Financial Statements are an integral part of these statements.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Redlands Centennial Bank is a California state chartered bank. The Bank was incorporated on March 27, 1990 and began operations on August 1, 1990 with the opening of its office located in Redlands, California. The Bank provides banking services to personal and business customers in Redlands and surrounding communities, as well as Small Business Administration loans in Los Angeles and Orange counties.

              The accounting and reporting policies of Redlands Centennial Bank are in accordance with generally accepted accounting principles and in conformity with banking industry practices.

                  USE OF ESTIMATES

                  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for losses on loans, the valuation of foreclosed real estate and the valuation of deferred tax assets.

                  RECLASSIFICATION

                  Certain amounts have been reclassified in the 1997 financial statements to conform with the 1998 financial statement presentation.

                  LOANS

                  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

                  Interest on loans is accrued daily as earned, except when serious doubt concerning collectibility arises, at which time such loans are placed on a nonaccrual basis, and all accrued and uncollected interest income is reversed against current period operations. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                  LOANS  (CONTINUED)

                  Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

                  Loan origination fees, to the extent they represent reimbursement for initial direct costs, are recognized as income at the time of loan closing. The excess of fees over costs, if any, are deferred and credited to income over the term of the loan using a method which approximates the interest method. Amortization of loan origination fees are included in revenues as an element of interest on loans. If a loan is paid in full, any deferred fees not yet amortized are recognized as income.

                  Loans which are deemed impaired by management are loans whereby the collectibility of both contractual principal and interest is doubtful. Losses on impaired loans are measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Larger groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

                  ALLOWANCE FOR LOAN LOSSES

                  The determination of the allowance for loan losses is based on an analysis of the loan portfolio and evaluation of collateral. The allowance reflects an amount which, in management's judgment, is adequate to provide for estimated loan losses. The allowance is based on estimates, and ultimate losses may vary from the current estimates. Management's judgment in determining the adequacy of the allowance for loan losses is based on evaluations of the collectibility of loans, taking into consideration such factors as changes in the nature and volume of the loan portfolio, adequacy of collateral, current economic conditions which may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                  LOAN SERVICING

                  The Bank has adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," as superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," whereby rights to service mortgage loans for others are capitalized as separate assets, whether acquired through purchase or origination, if such loans are sold or securitized with servicing rights retained. Accordingly, the total cost of the mortgage loan is allocated to the related servicing right and to the loan based on the relative fair values if it is practicable to estimate those fair values. The Bank estimates fair value based on the present value of estimated expected future cash flows using prepayment speeds and discount rates commensurate with the risks involved, and servicing costs determined on an incremental cost basis. Prior to the adoption of SFAS No. 122, the capitalization of originated mortgage servicing rights was not allowed under generally accepted accounting principles.

                  Capitalized mortgage servicing rights are amortized to servicing revenue in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans: loan type, size, note rate, date origination, term, and geographic location. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

                  BANK PREMISES, EQUIPMENT AND DEPRECIATION

                  Land is carried at cost. Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis, which range from five to thirty-nine years. It is general practice to charge the cost of maintenance and repairs to earnings when incurred; major expenditures for betterments are capitalized and depreciated.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                  FORECLOSED REAL ESTATE

                  Foreclosed real estate is held for sale and carried at the lower of cost or fair values less estimated costs to sell and an allowance for losses. Troubled loans are transferred to foreclosed real estate upon completion of formal foreclosure proceedings.

                  Costs relating to development and improvement of foreclosed real estate are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized.

                  Valuations are periodically performed by management, and an allowance for losses is established through a charge to operations if the carrying value of a property exceeds its fair value less estimated costs to sell.

                  TRANSFERS OF FINANCIAL ASSETS

                  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

                  INCOME TAXES

                  Deferred income taxes are recognized for estimated future tax effects attributable to temporary differences between income tax and financial reporting purposes and carryforwards. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount expected to be realized. The current and deferred taxes are based on the provisions of the enacted tax laws and rates.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                  INVESTMENT SECURITIES

                  Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains or losses excluded from earnings and reported in other comprehensive income.

                  Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

                  The Bank's investment in its data processing center, Bancdata Solutions, Inc., is recorded at cost and is included in other assets.

                  STOCK COMPENSATION PLANS

                  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee or a director must pay to acquire the stock. Stock options issued under the Bank's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. Under the Bank's stock option plan, compensation cost is recognized to the extent that the quoted market price of the stock on the date of grant exceeds the amount that the employee is required to pay. The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, must make pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995 (see Note 7).

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.       SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

                  EARNINGS PER SHARE

                  Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.

                  The weighted average number of shares used in the computation of basic earnings per share was 658,256 for 1998 and 644,428 for 1997. The weighted average number of shares used in the computation of earnings per share assuming dilution for stock options was 712,861 for 1998 and 672,229 for 1997.

                  STATEMENT OF CASH FLOWS

                  For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

                  COMPREHENSIVE INCOME

                  The Bank adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of condition, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Bank's net income or stockholders' equity.

                  The components of other comprehensive income are as follows:

                                                                                       1998                   1997
                      Unrealized holding gains (losses) on
                         available-for-sale securities                          $      (20,673)        $      129,033
                      Reclassification adjustment for gains
                         realized in income                                           (119,361)                  (460)
                                                                                --------------         --------------

                      Net unrealized gains (losses)                                   (140,034)               128,573
                      Tax effect                                                        56,013                (51,427)
                                                                                --------------         --------------

                      Net-of-tax amount                                         $      (84,021)        $       77,146
                                                                                ==============         ==============

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 2.       INVESTMENT SECURITIES

              The following is a comparison of amortized cost and fair value of investment securities at December 31, 1998 and 1997:

                                                                                       1998
                                                        ------------------------------------------------------------------
                                                            Amortized        Unrealized      Unrealized           Fair
                                                              Cost              Gains          Losses             Value
               Available for sale:
                  Mortgage-backed Securities            $     4,671,476     $    12,564      $    7,267     $    4,676,773
                  Obligations of States and
                     Local Governments                        3,582,905          11,414           1,187          3,593,132
                  U.S. Treasury Obligations                     403,587           7,413             - -            411,000
                                                        ---------------     -----------      ----------     --------------

                                                        $     8,657,968     $    31,391      $    8,454     $    8,680,905
                                                        ===============     ===========      ==========     ==============
               Held to maturity:
                  Corporate Securities,
                     Mortgage-backed                    $       807,352     $     8,058      $      - -     $      815,410
                                                        ===============     ===========      ==========     ==============


                                                                                       1997
                                                        ------------------------------------------------------------------
                                                            Amortized         Unrealized     Unrealized            Fair
                                                               Cost             Gains          Losses             Value
               Available for sale:
                  Mortgage-backed Securities            $     6,630,021     $    12,613      $      763     $    6,641,871
                  Obligations of States and
                     Local Governments                        4,238,185         148,465             - -          4,386,650
                  U.S. Treasury Obligations                     405,315           2,655             - -            407,970
                                                        ---------------     -----------      ----------     --------------

                                                        $    11,273,521     $   163,733      $      763     $   11,436,491
                                                        ===============     ===========      ==========     ==============
               Held to maturity:
                  Corporate Securities,
                     Mortgage-backed                    $       819,880     $    10,032      $      - -     $      829,912
                                                        ===============     ===========      ==========     ==============

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 2.       INVESTMENT SECURITIES  (CONTINUED)

              The amortized cost and fair value of investment securities available at December 31, 1998, by contractual maturity, are shown below. Expected maturities for mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or retire obligations with or without call or prepayment penalties.

                                                          Available for Sale                     Held to Maturity
                                                ----------------------------------      --------------------------------
                                                      Amortized            Fair              Amortized           Fair
                                                        Cost              Value                Cost              Value

                  Due within one year            $      200,111    $       201,312       $   807,352       $    815,410
                  Due after one year                    691,092            704,753               - -                - -
                  Due after five years                1,903,713          1,896,357               - -                - -
                  Due after ten years                 1,191,576          1,201,710               - -                - -
                                                 --------------    ---------------       -----------       ------------

                                                      3,986,492          4,004,132           807,352            815,410
                  Mortgage-backed
                     Securities                       4,671,476          4,676,773               - -                - -
                                                 --------------    ---------------       -----------       ------------

                                                 $    8,657,968    $     8,680,905       $   807,352       $    815,410
                                                 ==============    ===============       ===========       ============

              As of December 31, 1998 and 1997, U.S. Treasury Obligations with amortized cost of $403,587 and $405,315 and fair values of $411,000 and $407,970, respectively, were pledged as collateral against the Bank's treasury, tax and loan account.


NOTE 3.       LOANS

              The composition of the Bank's loan portfolio at December 31, 1998 and 1997 is as follows:

                                                                                     1998                   1997
                      Commercial and industrial loans                           $   32,971,310         $   24,679,605
                      Loans to individuals for
                         personal expenditures                                       8,056,125              7,785,879
                                                                                --------------         --------------

                              Total loans                                           41,027,435             32,465,484

                      Less unearned income                                            (391,069)              (603,254)
                      Less allowance for loan losses                                  (433,475)              (489,711)
                                                                                --------------         --------------

                              Net loans                                         $   40,202,891         $   31,372,519
                                                                                ==============         ==============

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 3.       LOANS  (CONTINUED)

                                                                                       1998                   1997
                      Loans at a fixed rate:
                         Due within one year                                         3,349,451         $    2,783,210
                         Due one to five years                                       6,717,645              8,886,018
                         Due over five years                                         3,786,394              1,488,474
                                                                                --------------         --------------

                                                                                    13,853,490             13,157,702

                      Loans at a variable rate                                      27,173,945             19,307,782
                                                                                --------------         --------------

                              Total loans                                       $   41,027,435         $   32,465,484
                                                                                ==============         ==============

              Changes in the allowance for possible loan losses are summarized as follows:

                                                                                        1998                   1997
                  Balance as of January 1                                          $   489,711            $   468,024
                  Provision charged to expense                                          50,000                  9,000
                  Loans charged off                                                   (162,567)               (95,103)
                  Recoveries                                                            56,331                107,790
                                                                                   -----------            -----------

                  Balance as of December 31                                        $   433,475            $   489,711
                                                                                   ===========            ===========

              Loans serviced for others are not included in the accompanying statements of condition. The unpaid principal balances of loans serviced for others were $8,169,484 and $3,659,355 at December 31, 1998 and 1997, respectively.

              The balance of capitalized loan servicing rights included in other assets was $69,467 at December 31, 1998.

              At December 31, 1998 and 1997, the recorded investment in impaired loans totaled $327,111 and $54,480, respectively. No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans totaled $327,111 and $54,480 at December 31, 1998 and 1997, respectively. The interest income that would have been recorded in 1998 and 1997 had the nonaccrual loans performed in accordance with the original terms, would have been approximately $35,000 and $5,500, respectively.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 4.       BANK PREMISES, EQUIPMENT AND ACCUMULATED DEPRECIATION

              Bank premises, equipment and accumulated depreciation at December 31, 1998 and 1997 consist of the following:

                                                                                          1998                 1997
                      Land                                                          $     132,092         $     132,092
                      Building                                                          1,083,449             1,045,278
                      Equipment, furniture and fixtures                                 1,005,748               949,312
                                                                                    -------------         -------------

                                                                                        2,221,289             2,126,682
                      Less accumulated depreciation                                       492,154               476,147
                                                                                    -------------         -------------

                                                                                    $   1,729,135         $   1,650,535
                                                                                    =============         =============

              Total depreciation expense amounted to $193,488 in 1998 and $141,800 in 1997.

              During 1998, the Bank opened a loan office in Santa Ana, California. Pursuant to the terms of the noncancelable operating lease agreement in effect at December 31, 1998, pertaining to this office, future minimum rent commitments under the lease are as follows:

                         1999                                                       $      20,240
                         2000                                                              20,900
                         2001                                                               7,040
                                                                                    -------------

                                                                                    $      48,180
                                                                                    =============

              Total rent expense for the year ended December 31, 1998 amounted to $13,230.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 5.       DEPOSITS

              A summary of time deposits by maturity is as follows:

                                                               DECEMBER 31, 1998                  DECEMBER 31, 1997
                                                       ------------------------------     ------------------------------
                                                                            Weighted                           Weighted
                                                                             Average                            Average
                                                             Amount           Rate              Amount           Rate
               Within 1 year                           $     18,037,102       4.92%       $     14,481,268        5.47%
               After 1 year through 3 years                     893,093       6.60               2,878,870        6.35
               After 3 years through 5 years                    298,000       7.00                 397,000        6.95
               After 5 years                                     59,683       6.45                  55,954        6.45
                                                       ----------------                   ----------------

                                                       $     19,287,878       5.03%       $     17,813,092        5.65%
                                                       ================                   ================


NOTE 6.       RELATED PARTY TRANSACTIONS

              In the ordinary course of business, the Bank has granted loans to certain directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders. All loans were made under terms which are consistent with the Bank's normal lending policies.

              Aggregate related party loan transactions were as follows:

                                                                                      1998                1997

                      Balance as of January 1                                    $    1,327,128     $       223,974

                         Borrowings, net of repayments                                  440,315           1,103,154
                                                                                 --------------     ---------------

                      Balance as of December 31                                  $    1,767,443     $     1,327,128
                                                                                 ==============     ===============

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 7.       STOCK DIVIDEND AND STOCK OPTIONS

              During 1998, the Board of Directors approved a 25% stock dividend, accounted for as a stock split, which resulted in the issuance of 132,301 shares. The Board of Directors approved a 7% stock dividend during 1997 which resulted in the issuance of 33,817 shares. References in the accompanying financial statements to the per share amounts for 1997 have been restated to reflect the 1998 stock dividend.

              The Bank has a combined incentive and nonqualified stock option plan which authorizes the issuance of stock options to full-time salaried employees and directors. The incentive portion of the Plan is only available to employees of the Bank, while the nonqualified portion is also available to directors of the Bank.

              The Bank's Board of Directors is responsible for administrating the Plan. Option prices are determined by the Bank's directors and must be equal or greater than the fair market value of the Bank's capital stock at the time the option is granted. Options are vested at a rate of 20% a year for five years and expire ten years from the date the options are granted. The maximum number of shares reserved for issuance upon exercise of options under the Plan is 157,789 shares of the Bank's capital stock. Options issued have an exercise price ranging from $5.27 to $15.60 per share.

              The following is a summary of the Bank's stock option activity for 1998 and 1997:

                                                                        1998                              1997
                                                             --------------------------       --------------------------
                                                                              Weighted                         Weighted
                                                                               Average                          Average
                                                                              Exercise                         Exercise
                                                              Shares            Price          Shares            Price
               Options granted and outstanding
                   at beginning of year                         105,263      $   9.35             75,034      $   7.78
               Stock dividend                                    26,756          - -               6,886           - -
               Options granted                                   17,600         16.79             35,250         12.11
               Options canceled                                  (4,944)        13.51             (2,382)         7.66
               Options exercised                                (15,989)         7.78             (9,525)         7.66
                                                              ----------                       ----------

               Options granted and outstanding
                   at end of year                               128,686      $   8.46            105,263      $   9.35
                                                              ==========                         =======

               Options exercisable at year-end                   87,414         $7.23             73,625         $8.23
               Weighted average fair value of
                  options granted during year                     $4.32                            $3.71

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 7.       STOCK DIVIDEND AND STOCK OPTIONS  (CONTINUED)

              Information pertaining to options outstanding at December 31, 1998 is as follows:

                                                        OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                         ------------------------------------------------      ---------------------------
                                                              Weighted
                                                               Average         Weighted                          Weighted
                                                              Remaining         Average                           Average
                     Range of                Number          Contractual       Exercise          Number          Exercise
                  Exercise Prices          Outstanding          Life             Price         Exercisable         Price
               $5.27 to $7.85                 67,705           2.8 years     $    6.24             66,555      $    6.23
               $9.16 to $15.60                60,981           9.5 years     $   10.92             20,859      $   10.41
                                          ----------                                            ---------

               Options outstanding
                   at end of year            128,686           6.0 years     $    8.46             87,414      $    7.23
                                          ==========                                            =========


              The Bank applies APB 25 and related interpretations in accounting for the Plan. Accordingly no compensation cost has been recognized for the stock option plan. Had compensation cost for the Bank's stock option plan been determined based on the fair value at the grant date for awards under the Plan consistent with the method prescribed by SFAS No. 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                      Years Ended December 31,
                                                                                         1998            1997
                  Net income:
                     As reported                                                   $   627,188     $   610,050
                     Pro forma                                                         564,667         548,456

                  Earnings per share:
                     As reported                                                          $.95            $.95
                     Pro forma                                                             .86             .85

                  Earnings per share - assuming dilution for stock options:
                     As reported                                                          $.88            $.91
                     Pro forma                                                             .79             .82

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 7.       STOCK DIVIDEND AND STOCK OPTIONS  (CONTINUED)

              The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted assumptions used for option grants in 1998 and 1997; no dividend yield or expected volatility for both years; risk-free interest rates of 4.6% for 1998 and 5.7% for 1997 and expected lives of 10 years for both years.


NOTE 8.       INCOME TAXES

              The components of the provision for income taxes at December 31, are as follows:

                                                                                    1998              1997
                         Current tax provision:
                             Federal                                            $  216,598       $   139,112
                             State                                                  89,762            69,760
                                                                                ----------       -----------

                                                                                   306,360           208,872
                                                                                ----------       -----------
                         Deferred tax provision:
                             Federal                                               (76,598)           36,888
                             State                                                 (36,762)           17,540
                                                                                ----------       -----------

                                                                                  (113,360)           54,428
                                                                                ----------       -----------

                                                                                $  193,000       $   263,300
                                                                                ==========       ===========

              The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

                                                                                      1998            1997
                         Statutory tax rate                                           34.0%           34.0%
                         Increase (decrease) resulting from:
                             State taxes, net of federal tax benefit                   7.2             7.5
                             Change in valuation allowance                            (3.0)           (1.1)
                             Municipal bond income                                    (4.1)           (6.5)
                             Stock option compensation deduction                      (5.6)           (2.4)
                             Cash surrender value of life insurance                   (2.0)            - -
                             Other, net                                               (3.3)           (1.4)
                                                                                     ------          ------

                         Effective tax rates                                          23.2%           30.1%
                                                                                     ======          ======

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 8.       INCOME TAXES  (CONTINUED)

              The components of the net deferred tax asset (liability) at December 31, are as follows:

                                                                                   1998              1997
                         Deferred tax assets:
                             Federal                                            $  190,985       $   142,018
                             State                                                  33,968            27,416
                                                                                ----------       -----------

                                                                                   224,953           169,434
                         Valuation allowance                                       (33,474)          (88,352)
                                                                                ----------       -----------

                                                                                   191,479            81,082
                                                                                ----------       -----------
                         Deferred tax liability:
                             Federal                                               (34,666)          (79,866)
                             State                                                  (5,789)          (19,565)
                                                                                ----------       -----------

                                                                                   (40,455)          (99,431)
                                                                                ----------       -----------

                         Net deferred tax asset (liability)                     $  151,024       $   (18,349)
                                                                                ==========       ===========

              The tax effects of the temporary differences in income and expense items that give rise to deferred taxes at December 31, are as follows:

                                                                                   1998              1997
                         Deferred assets:
                             Allowance for loan losses                          $  128,349       $   140,718
                             Cash basis of reporting for tax purposes               26,781               - -
                             Employee benefit plans                                 13,525               - -
                             Deferred loan fees                                     56,298            28,716
                                                                                ----------       -----------

                                                                                   224,953           169,434
                         Valuation allowance                                       (33,474)          (88,352)
                                                                                ----------       -----------

                                                                                   191,479            81,082
                                                                                ----------       -----------
                         Deferred tax liability:
                             Net unrealized gain on investment
                                securities available for sale                       (9,439)          (67,070)
                             Depreciation and amortization                         (24,824)          (16,117)
                             Cash basis of reporting for tax purposes                  - -           (11,062)
                             State income taxes                                     (6,192)           (5,182)
                                                                                ----------       -----------

                                                                                   (40,455)          (99,431)
                                                                                ----------       -----------

                         Net deferred tax asset (liability)                     $  151,024       $   (18,349)
                                                                                ==========       ===========

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 9.       COMMITMENTS AND CONTINGENCIES

                  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

                  In the normal course of business, there are various commitments outstanding, such as commitments to extend credit, which are not reflected in the financial statements. At December 31, 1998 and 1997, such commitments included approximately $691,000 and $10,000, respectively, of standby letters of credit and approximately $12,789,000 and $9,976,000, respectively, of undisbursed lines of credit and undisbursed loans in process.

                  OTHER CONTINGENCIES

                  Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank's financial statements.

                  EMPLOYMENT AGREEMENTS AND SPECIAL TERMINATION AGREEMENTS

                  The Bank has entered into employment agreements with several of its key officers. The agreements provide for a specified minimum annual compensation and the continuation of benefits currently received. However, employment under the agreements may be terminated for cause, as defined, without incurring any continuing obligations. The agreements also provide for the establishment of a salary continuation plan to provide benefits to the Bank's president at the age of retirement (Note 12).

                  All of the employment agreements contain special termination clauses which provide for certain lump sum severance payments within a specified period following a "change in control," as defined in the agreements.


NOTE 10.      EMPLOYEE BENEFIT PLAN

              The Bank has a 401(k) savings and retirement plan that includes substantially all employees. The employees attain vesting in the Bank's contribution over seven years. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. Under the terms of the Plan, the Bank may make matching contributions at the discretion of the Board of Directors. Contributions to the Plan by the Bank amounted to $35,713 and $19,233 for the years ended December 31, 1998 and 1997, respectively.

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 11.      CONCENTRATION OF CREDIT RISK

              The Bank services the Redlands community and has no concentration of deposits with any one particular customer or industry. At December 31, 1998 and 1997, the Bank had approximately $7,530,000 and $4,388,000, respectively, of Federal funds sold, interest-bearing deposits and noninterest-bearing deposits with its correspondent banks and one other financial institution. Approximately 14% and 20% of the Bank's loan portfolio at December 31, 1998 and 1997, respectively, consists of transportation vehicle loans.


NOTE 12.      SALARY CONTINUATION PLANS

              During 1998, the Bank established salary continuation plans which provide for payments to the Bank's president and its directors at the age of retirement. Included in other liabilities at December 31, 1998 is approximately $33,000 of deferred compensation related to the salary continuation plans. The plans are funded through life insurance policies that generate a cash surrender value to fund the future benefits. Included in other assets at December 31, 1998 is approximately $1,313,000 of life insurance cash surrender value.


NOTE 13.      STOCKHOLDERS' EQUITY

                  MINIMUM REGULATORY REQUIREMENTS

                  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 13.      STOCKHOLDERS' EQUITY  (CONTINUED)

                  MINIMUM REGULATORY REQUIREMENTS  (CONTINUED)

                  about components, risk weighting, and other factors. Quantitative measures established by the regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1998, that the Bank met all capital adequacy requirements to which it is subject. As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 1998 and 1997 are as follows:

                                                                                                            Minimum
                                                                                                          To Be Well
                                                                                  Minimum              Capitalized Under
                                                                                  Capital              Prompt Corrective
                                                       Actual                   Requirement            Action Provisions
                                                 --------------------     ---------------------     -----------------------
                                                  Amount      Ratio          Amount       Ratio         Amount      Ratio
                  As of December 31, 1998:

                    Total capital to
                      risk-weighted assets       $6,300,000    12.37%    > $4,074,000    > 8.00%    > $5,092,000    > 10.00%
                                                                        --              --         --              --
                    Tier 1 capital to
                      risk-weighted assets       $5,867,000    11.52%    > $2,037,000    > 4.00%    > $3,056,000    > 6.00%
                                                                        --              --         --              --
                    Tier 1 capital to
                      average assets             $5,867,000     8.52%    > $2,754,000    > 4.00%    > $3,443,000    > 5.00%
                                                                        --              --         --              --

                            REDLANDS CENTENNIAL BANK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 13.      STOCKHOLDERS' EQUITY  (CONTINUED)

                                                                                                            Minimum
                                                                                                          To Be Well
                                                                                  Minimum              Capitalized Under
                                                                                  Capital              Prompt Corrective
                                                       Actual                   Requirement            Action Provisions
                                                ----------------------    -----------------------   -------------------------
                                                  Amount      Ratio          Amount       Ratio         Amount      Ratio
                  As of December 31, 1997:

                    Total capital to
                      risk-weighted assets       $5,561,000    13.74%    > $3,237,000    > 8.00%    > $4,047,000   > 10.00%
                                                                        --              --         --              --

                    Tier 1 capital to
                      risk-weighted assets       $5,055,000    12.49%    > $1,619,000    > 4.00%    > $2,428,000    > 6.00%
                                                                        --              --         --              --

                    Tier 1 capital to
                      average assets             $5,055,000     8.72%    > $2,319,000    > 4.00%    > $2,899,000    > 5.00%
                                                                        --              --         --              --

                                     PART II

Item 20.  Indemnification of Directors and Officers

The Articles of Incorporation and Bylaws of Centennial First Financial Services ("Centennial") provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Centennial's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Centennial's Bylaws provide that Centennial shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Centennial's Bylaws also provide that Centennial shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Centennial would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Centennial's Bylaws.

ITEM 21.  EXHIBITS
2. Agreement and Plan of Reorganization and Merger by and between Centennial, RCB Merger Company and Redlands Centennial Bank dated as of
         September 24, 1999 attached as Exhibit A to the Proxy
         Statement-Prospectus contained in Part I of this Registration
         Statement.

3.1      Articles of Incorporation of Registrant.

3.2      Bylaws of Registrant.

4.       Specimen form of certificate for Centennial First Financial Services
         Common Stock.

5.       Opinion re: legality.

10.1     Employment Agreement of Douglas Spencer

10.2     Salary Continuation Agreement for Douglas Spencer

10.3     Employment Agreement of Roy Lewis

10.4     Employment Agreement of Anne E. "Beth" Sanders

10.5 Redlands Centennial Bank 1990 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.

13. Redlands Centennial Bank's Annual Report to shareholders for 1998 is included in the Proxy Statement/Prospectus. Those portions which have been incorporated by reference herein are filed with the Commission.
         The portions which have not been incorporated by reference herein and are provided for information purposes only.

21.      Sole Subsidiary of the registrant is Redlands Centennial Bank, a
         California state-chartered bank.

23.1     Consent of Counsel is included with the opinion re: legality as Exhibit
         5 to this Registration Statement.

23.2     Consent of Hutchinson & Bloodgood LLP, as accountants for the
         Registrant.

99. Form of Proxy to be utilized in connection with the Special Meeting of the Bank.

ITEM 28.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) that prior to any public reoffering of the securities registered hereunder through the use of a Prospectus which is a part of this Registration Statement or by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering Prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by other Items of the applicable form;

(2) that every Prospectus (i) that is filed pursuant to Paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This included information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

(4) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of an included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Redlands, California, on October 19, 1999.

                                        CENTENNIAL FIRST FINANCIAL SERVICES




                                           /s/ Douglas C. Spencer
                                        ------------------------------------
                                        Douglas C. Spencer, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



 /s/ Douglas C. Spencer      Director and Principal Executive  October 19 ,1999
--------------------------,  Officer                           -----------
Douglas C. Spencer

 /s/ Patrick J. Meyer        Chairman                          October 19 , 1999
--------------------------,                                    -----------
Patrick J. Meyer


 /s/ Bruce Bartells          Director                          October 19 , 1999
--------------------------,                                    -----------
Bruce Bartells


 /s/ Beth Sanders            Principal Accounting              October 19 , 1999
--------------------------,  & Financial Officer               -----------
Beth Sanders

                                  EXHIBIT INDEX


Exhibit No.                Description
----------               ---------------
2.       Agreement and Plan of Reorganization and Merger by and between
         Centennial, RCB Merger Company and Redlands Centennial Bank dated as of
         September 24, 1999 attached as Exhibit A to the Proxy
         Statement-Prospectus contained in Part I of this Registration
         Statement.

3.1      Articles of Incorporation of Registrant.

3.2      Bylaws of Registrant.

4.       Specimen form of certificate for Centennial First Financial Services Common Stock.

5.       Opinion re: legality.

10.1     Employment Agreement of Douglas Spencer

10.2     Salary Continuation Agreement for Douglas Spencer

10.3     Employment Agreement of Roy Lewis

10.4     Employment Agreement of Anne E. "Beth" Sanders

10.5 Redlands Centennial Bank 1990 Stock Option Plan and form of incentive stock option and nonqualified stock option agreements.

13. Registrant's Annual Report to shareholders for 1998 is included with the Proxy Statement/Prospectus.

21.      Sole Subsidiary of the registrant is Redlands Centennial Bank, a
         California state-chartered bank.

23.1     Consent of Counsel is included with the opinion re: legality as Exhibit
         5 to this Registration Statement.

23.2     Consent of Hutchinson & Bloodgood LLP as accountants for the
         Registrant.

99. Form of Proxy to be utilized in connection with the Special Meeting of the Bank.